







# CARNIVAL
## CORPORATION & PLC

2009 ANNUAL REPORT

## HIGHLIGHTS

| | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| | (in millions, except per share amounts and other operating data) | | | | |
| Revenues | **$ 13,157** | $ 14,646 | $ 13,033 | $ 11,839 | $ 11,094 |
| Net Income | **$ 1,790** | $ 2,330 | $ 2,408 | $ 2,279 | $ 2,253 |
| Diluted Earnings Per Share | **$ 2.24** | $ 2.90 | $ 2.95 | $ 2.77 | $ 2.70 |
| Total Assets[(a)] | **$ 36,835** | $ 33,400 | $ 34,181 | $ 30,552 | $ 28,349 |
| **Other Operating Data** | | | | | |
| Passengers Carried (in thousands) | **8,519** | 8,183 | 7,672 | 7,008 | 6,848 |
| Passenger Capacity[(a)(b)] | **180,746** | 169,040 | 158,352 | 143,676 | 136,960 |
| Number of Ships[(a)] | **93** | 88 | 85 | 81 | 79 |
| Number of Employees[(a)] | **85,000** | 83,000 | 81,000 | 75,000 | 71,000 |

(a) As of the end of the year.

(b) Passenger capacity is calculated based on two passengers per cabin.

To Our Shareholders:

During 2009, the global recession significantly impacted the financial performance of travel companies worldwide. We responded swiftly and successfully, thanks to our talented management teams and global portfolio of well-recognized brands. As a result, we weathered the most challenging economic environment in the company's history exceptionally well.

The global recession, however, resulted in reduced travel demand, which had a negative impact on our revenue yields. For our North American brands, yields fell 13 percent and, for our European brands, a more modest 6 percent (in local currency).

Another challenge during 2009 was the U.S. government's advisory against travel to Mexico as a result of the flu virus, which necessitated itinerary changes for 27 of our ships calling in Mexico. These itinerary changes, coupled with the temporary reduction in demand for travel to Mexico after the travel advisory was lifted, reduced our earnings by approximately $80 million, or $0.10 per share.

We managed to partially offset the pressure on revenue by intensifying our cost-containment efforts. All told, we reduced operating expenses by $170 million in 2009 from our original guidance. Fuel conservation has been and continues to be a large part of our cost-containment efforts. Over the past year, we reduced fuel consumption by 5 percent on a unit basis.

Taking all of these factors together, Carnival Corporation & plc maintained its position as the world's most profitable leisure travel company in 2009, posting net income of $1.8 billion, or $2.24 per share. More importantly, our company provided exceptional vacation experiences and lasting memories to a record 8.5 million guests.

A key component of our success was the ongoing implementation of our global expansion strategy, with particular emphasis on Europe, Australia and Asia. Five new state-of-the-art ships began service last year, each providing unique cruise experiences while garnering excellent feedback from guests. Three new vessels were introduced to our fast-growing European brands—the 2,050-passenger *AIDAluna*, the 2,260-passenger *Costa Luminosa* and the 2,978-passenger *Costa Pacifica*. Two new vessels were introduced to our popular North American brands—the 3,642-passenger *Carnival Dream*, the brand's largest ship, and the 450-passenger *Seabourn Odyssey*, the ultra-luxury line's first new ship in two decades.

Other growth initiatives focused on Australia and Asia. P&O Cruises Australia added a third ship to its fleet with the inauguration of *Pacific Jewel* in Sydney Harbor, which was one of the country's most celebrated cruise events. We also deployed a second ship in Asia, with the 1,302-passenger *Costa Classica* joining the 784-passenger *Costa Allegra* in China.

## CONTINUED GLOBAL EXPANSION

Our newbuilding program is the primary growth platform for brands operating in well-established cruise markets throughout Europe and North America. In December, we announced our first new ship order in two years, a 3,690-passenger Dream-class ship for Carnival Cruise Lines that is set to debut in 2012. With this announcement, our order book is now complete through 2012, with 13 new ships driving a 6 percent average annual capacity growth. Six of those vessels will enter service in 2010—four for our European brands: the 2,192-passenger *AIDAblu*, the 2,260-passsenger *Costa Deliziosa*, P&O Cruises' 3,100-passenger *Azura* and Cunard's 2,092-passenger *Queen Elizabeth*; and two for our North American brands: Holland America's 2,106-passenger *Nieuw Amsterdam* and the 450-passenger *Seabourn Sojourn*.

Through 2012, our average annual capacity growth in North America, the world's most developed cruise region, is 3 percent. The majority of our capacity growth over the next three years will come from our European brands, which are expected to grow by 9 percent, compounded annually through 2012. Europe represents a significant growth opportunity. From a market-development perspective, it compares to where North America was 12 years ago. The continued strong profit performance of our European brands reinforces our commitment to expansion within the region.

We continue to grow our presence in the emerging markets of Australia and Asia by transferring existing vessels. That reduces our risk of entry in these markets while optimizing our fleet profile. We have made great progress in these emerging markets and expect to double our capacity by 2012. We believe the Asia-Pacific region represents a significant long-term growth opportunity for us given its early stage of development, favorable economic outlook and increasing affluence of consumers in this region who have a strong desire to travel.

In 2012 and beyond, our current intention is to have an average of two to three new cruise ships enter service annually, which is below our recent capacity growth levels. Over time, we expect industry capacity growth to slow and demand for cruises to accelerate as global economies recover and emerging markets continue to develop. We believe the resulting favorable supply and demand balance should positively impact our ability to profitably grow our business.

We continue to believe that there is opportunity for global growth of our capacity over the long term. Only 20 percent of the U.S. population, 9 to 10 percent of the UK population and 4 to 5 percent of the continental European population have ever taken a cruise. We have achieved mainstream awareness of cruising in North America with our four brands serving the contemporary, premium and luxury segments. We have also secured a solid foothold in Europe through our top-rated brands in the UK, Germany, Italy and Spain. In 2012, we will have more than 100 vessels deployed around the globe—twice that of our closest competitor. We have achieved a powerful global footprint and will continue our focus on expanding our already strong presence, but at a more measured pace.

SUSTAINABILITY

Sustainability is about preserving our environment, respecting our employees and communities, and returning value to our shareholders. Sustainability is not a cost of doing business; it is a way of doing business.

Our environmental efforts are focused where they have the greatest impact. They include reducing our carbon footprint by lowering energy use on our ships, preserving clean air and water by using chemicals responsibly while seeking environmentally friendly alternatives. We also are reducing waste in our operations and managing the disposal of waste through comprehensive reuse and recycling programs.

We demonstrate our commitment to employees by offering opportunities for development, rewarding performance, valuing diversity and providing a safe and healthy work place. We take leadership roles in our communities, both in our homeports and in the destinations we visit throughout the world.

Our company strives to create value for our shareholders while providing a positive impact on the world around us. We engage employees, guests, suppliers, communities and other important stakeholders to magnify our impact.

THE ROAD TO RECOVERY

Confidence in the future earnings power of our global cruise brands, despite the current economic environment, was demonstrated by our board of directors in January 2010 with its decision to reinstate our quarterly dividend at $0.10 per share. The dividend was suspended last year at the height of the financial crisis. The suspension preserved liquidity and afforded us the financial flexibility to fund capacity growth in 2009 while maintaining a strong balance sheet and high investment-grade credit rating. We are committed to delivering sustainable cash returns to shareholders. Initiating the dividend at this level allows us to begin to return cash to shareholders at the peak of our capital expenditure program in 2010. We expect to grow the dividend as our capital investment program slows beyond 2010 and our cash flow increases.

Looking forward, we believe the inherent value of cruising, combined with consumers' pent-up demand for travel in a recovering economy, will create strong demand for cruise vacations. Stringent cost controls continue to drive down expenses, resulting in our outlook for lower unit costs in 2010. We believe Carnival Corporation & plc is a better, stronger, more efficient organization than we were just a year ago, leaving us well-positioned for the prosperity of an eventual worldwide economic recovery.

THANKS AND RECOGNITION

I would like to acknowledge Meshulam Zonis, who passed away last year. He was a long-time Carnival Cruise Lines executive who was part of the team that founded the company in 1972. He was an original member of the Carnival Corporation board of directors when we went public in 1987, and served on the board until 2003. His contributions to our company and industry were immeasurable. Two other beloved members of the Carnival family also passed away last year—Captain Carlo Chiarella and Chief Engineer Raimondo Nicita, both of whom were with the company from its inception in 1972. These three outstanding individuals each played a vital role in the creation, growth and success of our company and we are grateful for their dedicated service. They will be missed.

I thank our shareholders for your continued support as well as our talented management teams and 85,000 employees, both shipboard and shoreside, for your hard work and dedication in providing our guests with memorable vacation experiences. I also express my appreciation to Carnival's board of directors for their guidance and support during a most challenging year. And finally, none of this would have been possible without the millions of guests who entrusted their cherished vacation time to us. Thank you and we hope to welcome you aboard our ships again soon.



Sincerely,
Micky Arison
Chairman and CEO



# CARNIVAL
CORPORATION & PLC

## SHAREHOLDER BENEFIT

Carnival Corporation & plc is pleased to extend the following benefit to our shareholders:

| | North American Brands | Continental European Brands | United Kingdom Brands | Australian Brand |
|---|---|---|---|---|
| Onboard credit per stateroom on sailings of 14 days or longer | US $250 | €200 | £125 | AUD 250 |
| Onboard credit per stateroom on sailings of 7 to 13 days+ | US $100 | € 75 | £ 50 | AUD 100 |
| Onboard credit per stateroom on sailings of 6 days or less | US $ 50 | € 40 | £ 25 | AUD 50 |

The benefit is applicable on sailings through July 31, 2011 aboard the brands listed below. Certain restrictions apply. Applications to receive these benefits should be made at least one week prior to cruise departure date.

This benefit is available to shareholders holding a minimum of 100 shares of Carnival Corporation or Carnival plc. Employees, travel agents cruising at travel agent rates, tour conductors or anyone cruising on a reduced-rate or complimentary basis are excluded from this offer. This benefit is not transferable and cannot be used for casino credits/charges and gratuities charged to your account. Only one onboard credit per shareholder-occupied stateroom. Reservations must be made by February 28, 2011.

Please provide your name, reservation number, ship and sailing date, along with proof of ownership of Carnival Corporation or Carnival plc shares (e.g., photocopy of shareholder proxy card, shares certificate or a current brokerage or nominee statement) and the initial deposit to your travel agent or to the cruise line you have selected.

**NORTH AMERICAN BRANDS**

**CARNIVAL CRUISE LINES**

Guest Administration
3655 N.W. 87th Avenue
Miami, FL 33178
Tel 800-438-6744 ext. 70450
Fax 305-406-6477
Email: guestadmin@carnival.com

**PRINCESS CRUISES***

Yield Management
24844 Avenue Rockefeller
Santa Clarita, CA 91355
Tel 800-872-6779 ext. 30305
Fax 661-753-0151
Email: shareholderbenefit@princesscruises.com

**HOLLAND AMERICA LINE**

World Cruise Reservations
300 Elliott Avenue West
Seattle, WA 98119
Tel 800-522-3399
Fax 206-281-0627
Email: worldcruisereservations@hollandamerica.com

**THE YACHTS OF SEABOURN**

Guest Services
6100 Blue Lagoon Drive
Suite 400
Miami, FL 33126
Tel 800-929-9391
Fax 305-463-3055
Email:gueser@seabourn.com

**CUNARD LINE*+**

Yield Management
24844 Avenue Rockefeller
Santa Clarita, CA 91355
Tel 800-872-6779 ext. 30305
Fax 661-753-0151
Email: shareholderbenefit@cunard.com

**COSTA CRUISES***

Manager of Reservations
200 S. Park Road, Suite 200
Hollywood, FL 33021
Tel 800-462-6782 ext. 5791
Fax 954-266-5868
Email: shareholderbenefit@us.costa.it

**CONTINENTAL EUROPEAN BRANDS**

**COSTA CRUISES***

Manager of Reservation
Via XII Ottobre, 2
16121 Genoa, Italy
Tel 39 010 548 3853
Fax 39 010 548 3890
Email: shareholderbenefit@costa.it

**AIDA CRUISES**

Manager of Reservations
Am Strande 3d
18055 Rostock, Germany
Tel 49 (0) 381 444 7540
Fax 49 (0) 381 444 96 6040
Email: shareholderbenefit@aida.de

**IBERO CRUISES**

Reservations Manager
Ciudad Empresarial Adequa
Avda. de Burgos 89; 4o
28050 Madrid, Spain
Tel 34 91 334 9350
Fax 34 91 768 1997

**UNITED KINGDOM BRANDS**

**P&O CRUISES**
**PRINCESS CRUISES***
**OCEAN VILLAGE**
**CUNARD LINE*+**

Senior Shareholder Executive
Carnival UK
Carnival House
100 Harbour Parade
Southampton
SO15 1ST
United Kingdom
Tel 44 (0) 238 065 7681
Fax 44 (0) 238 065 7360
Email: shareholderbenefits@carnivalukgroup.com

**AUSTRALIAN BRAND**

**P&O CRUISES AUSTRALIA**
**PRINCESS CRUISES***

Reservations Manager
PO Box 2006
North Sydney NSW 2059
Tel 61 2 8424 8800
Fax 61 2 8424 9161
Email: shareholderbenefit@carnivalaustralia.com

+Includes Cunard transatlantic crossings.

*The onboard credit for Costa Cruises, Cunard Line and Princess Cruises is converted to the operational currency onboard the vessel.

**CARNIVAL CORPORATION & PLC**
**CONSOLIDATED STATEMENTS OF OPERATIONS**
(in millions, except per share data)

| | Years Ended November 30, | | |
|---|---|---|---|
| | **2009** | **2008** | **2007** |
| **Revenues** | | | |
| Cruise | | | |
| Passenger tickets | $ 9,985 | $11,210 | $ 9,792 |
| Onboard and other | 2,885 | 3,044 | 2,846 |
| Other | 287 | 392 | 395 |
| | 13,157 | 14,646 | 13,033 |
| **Costs and Expenses** | | | |
| Operating | | | |
| Cruise | | | |
| Commissions, transportation and other | 1,917 | 2,232 | 1,941 |
| Onboard and other | 461 | 501 | 495 |
| Payroll and related | 1,498 | 1,470 | 1,336 |
| Fuel | 1,156 | 1,774 | 1,096 |
| Food | 839 | 856 | 747 |
| Other ship operating | 1,997 | 1,913 | 1,717 |
| Other | 236 | 293 | 296 |
| Total | 8,104 | 9,039 | 7,628 |
| Selling and administrative | 1,590 | 1,629 | 1,579 |
| Depreciation and amortization | 1,309 | 1,249 | 1,101 |
| | 11,003 | 11,917 | 10,308 |
| **Operating Income** | 2,154 | 2,729 | 2,725 |
| **Nonoperating (Expense) Income** | | | |
| Interest income | 14 | 35 | 67 |
| Interest expense, net of capitalized interest | (380) | (414) | (367) |
| Other income (expense), net | 18 | 27 | (1) |
| | (348) | (352) | (301) |
| **Income Before Income Taxes** | 1,806 | 2,377 | 2,424 |
| **Income Tax Expense, Net** | (16) | (47) | (16) |
| **Net Income** | $ 1,790 | $ 2,330 | $ 2,408 |
| **Earnings Per Share** | | | |
| Basic | $ 2.27 | $ 2.96 | $ 3.04 |
| Diluted | $ 2.24 | $ 2.90 | $ 2.95 |
| **Dividends Declared Per Share** | | $ 1.60 | $ 1.375 |

The accompanying notes are an integral part of these consolidated financial statements.

## CARNIVAL CORPORATION & PLC
## CONSOLIDATED BALANCE SHEETS
(in millions, except par values)

| | November 30, | |
|---|---|---|
| | 2009 | 2008 |
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $ 538 | $ 650 |
| Trade and other receivables, net | 362 | 418 |
| Inventories | 320 | 315 |
| Prepaid expenses and other | 298 | 267 |
| Total current assets | 1,518 | 1,650 |
| **Property and Equipment, Net** | 29,870 | 26,457 |
| **Goodwill** | 3,451 | 3,266 |
| **Trademarks** | 1,346 | 1,294 |
| **Other Assets** | 650 | 733 |
| | $36,835 | $33,400 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current Liabilities** | | |
| Short-term borrowings | $ 135 | $ 256 |
| Current portion of long-term debt | 815 | 1,081 |
| Convertible debt subject to current put option | | 271 |
| Accounts payable | 568 | 512 |
| Accrued liabilities and other | 874 | 1,142 |
| Customer deposits | 2,575 | 2,519 |
| Total current liabilities | 4,967 | 5,781 |
| **Long-Term Debt** | 9,097 | 7,735 |
| **Other Long-Term Liabilities and Deferred Income** | 736 | 786 |
| **Commitments and Contingencies (Notes 6 and 7)** | | |
| **Shareholders' Equity** | | |
| Common stock of Carnival Corporation; $.01 par value; 1,960 shares authorized; 644 shares at 2009 and 643 shares at 2008 issued | 6 | 6 |
| Ordinary shares of Carnival plc; $1.66 par value; 226 shares authorized; 213 shares at 2009 and 2008 issued | 354 | 354 |
| Additional paid-in capital | 7,707 | 7,677 |
| Retained earnings | 15,770 | 13,980 |
| Accumulated other comprehensive income (loss) | 462 | (623) |
| Treasury stock; 24 shares at 2009 and 19 shares at 2008 of Carnival Corporation and 46 shares at 2009 and 52 shares at 2008 of Carnival plc, at cost | (2,264) | (2,296) |
| Total shareholders' equity | 22,035 | 19,098 |
| | $36,835 | $33,400 |

The accompanying notes are an integral part of these consolidated financial statements.

## CARNIVAL CORPORATION & PLC
## CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

| | Years Ended November 30, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| **OPERATING ACTIVITIES** | | | |
| Net income | $ 1,790 | $ 2,330 | $ 2,408 |
| Adjustments to reconcile net income to net cash provided by operating activities | | | |
| Depreciation and amortization | 1,309 | 1,249 | 1,101 |
| Share-based compensation | 50 | 50 | 64 |
| Other | 37 | (37) | 26 |
| Changes in operating assets and liabilities, excluding businesses acquired and sold | | | |
| Receivables | 81 | (70) | (119) |
| Inventories | 10 | (8) | (57) |
| Prepaid expenses and other | 7 | (18) | (56) |
| Accounts payable | 74 | (66) | 109 |
| Accrued and other liabilities | 29 | 37 | 163 |
| Customer deposits | (45) | (76) | 430 |
| Net cash provided by operating activities | 3,342 | 3,391 | 4,069 |
| **INVESTING ACTIVITIES** | | | |
| Additions to property and equipment | (3,380) | (3,353) | (3,312) |
| Purchases of short-term investments | (4) | (4) | (2,098) |
| Sales of short-term investments | 2 | 11 | 2,078 |
| Acquisition of business, net of cash acquired and sales of businesses | (33) | | (339) |
| Other, net | 31 | 91 | (75) |
| Net cash used in investing activities | (3,384) | (3,255) | (3,746) |
| **FINANCING ACTIVITIES** | | | |
| Principal repayments of revolver | (1,749) | (3,314) | (135) |
| Proceeds from revolver | 1,166 | 3,186 | 1,086 |
| Proceeds from issuance of other long-term debt | 2,299 | 2,243 | 2,654 |
| Principal repayments of other long-term debt | (1,273) | (1,211) | (1,656) |
| (Repayments of) proceeds from short-term borrowings, net | (288) | 138 | (1,281) |
| Dividends paid | (314) | (1,261) | (990) |
| Purchases of treasury stock | (188) | (98) | (326) |
| Sales of treasury stock | 196 | 15 | |
| Proceeds from settlement of foreign currency swaps | 113 | | |
| Other, net | (55) | (13) | 44 |
| Net cash used in financing activities | (93) | (315) | (604) |
| Effect of exchange rate changes on cash and cash equivalents | 23 | (114) | 61 |
| Net decrease in cash and cash equivalents | (112) | (293) | (220) |
| Cash and cash equivalents at beginning of year | 650 | 943 | 1,163 |
| Cash and cash equivalents at end of year | $ 538 | $ 650 | $ 943 |

The accompanying notes are an integral part of these consolidated financial statements.

# CARNIVAL CORPORATION & PLC
# CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in millions)

| | Common stock | Ordinary shares | Additional paid-in capital | Retained earnings | Accumulated other comprehensive income (loss) | Treasury stock | Total share-holders' equity |
|---|---|---|---|---|---|---|---|
| Balances at November 30, 2006 | $6 | $354 | $7,479 | $11,600 | $ 661 | $(1,890) | $18,210 |
| Comprehensive income: | | | | | | | |
| Net income | | | | 2,408 | | | 2,408 |
| Foreign currency translation adjustment | | | | | 649 | | 649 |
| Other | | | | | (7) | | (7) |
| Total comprehensive income | | | | | | | 3,050 |
| Cash dividends declared | | | | (1,087) | | | (1,087) |
| Purchases of treasury stock and other | | | 120 | | | (323) | (203) |
| Adoption of pension accounting standard (Note 12) | — | | | | (7) | | (7) |
| Balances at November 30, 2007 | 6 | 354 | 7,599 | 12,921 | 1,296 | (2,213) | 19,963 |
| Adoption of tax accounting interpretation (Note 8) | | | | (11) | | | (11) |
| Comprehensive income: | | | | | | | |
| Net income | | | | 2,330 | | | 2,330 |
| Foreign currency translation adjustment | | | | | (1,816) | | (1,816) |
| Other | | | | | (103) | | (103) |
| Total comprehensive income | | | | | | | 411 |
| Cash dividends declared | | | | (1,260) | | | (1,260) |
| Purchases and sales under the Stock Swap program and other | — | | 78 | | | (83) | (5) |
| Balances at November 30, 2008 | 6 | 354 | 7,677 | 13,980 | (623) | (2,296) | 19,098 |
| Comprehensive income: | | | | | | | |
| Net income | | | | 1,790 | | | 1,790 |
| Foreign currency translation adjustment | | | | | 1,043 | | 1,043 |
| Other | | | | | 42 | | 42 |
| Total comprehensive income | | | | | | | 2,875 |
| Purchases and sales under the Stock Swap programs and other | — | | 30 | | | 32 | 62 |
| Balances at November 30, 2009 | $6 | $354 | $7,707 | $15,770 | $ 462 | $(2,264) | $22,035 |

The accompanying notes are an integral part of these consolidated financial statements.

## NOTE 1 – General

### Description of Business

Carnival Corporation is incorporated in Panama, and Carnival plc is incorporated in England and Wales. Carnival Corporation and Carnival plc operate a dual listed company ("DLC"), whereby the businesses of Carnival Corporation and Carnival plc are combined through a number of contracts and through provisions in Carnival Corporation's Articles of Incorporation and By-Laws and Carnival plc's Articles of Association. The two companies operate as if they are a single economic enterprise, but each has retained its separate legal identity. Each company's shares are publicly traded; on the New York Stock Exchange ("NYSE") for Carnival Corporation and the London Stock Exchange for Carnival plc. In addition, Carnival plc American Depository Shares are traded on the NYSE. See Note 3.

The accompanying consolidated financial statements include the accounts of Carnival Corporation and Carnival plc and their respective subsidiaries. Together with their consolidated subsidiaries they are referred to collectively in these consolidated financial statements and elsewhere in this 2009 Annual Report as "Carnival Corporation & plc," "our," "us," and "we."

We are the largest cruise company and one of the largest vacation companies in the world. As of November 30, 2009, the summary by brand of our passenger capacity, the number of cruise ships we operate, and the primary areas in which they are marketed is as follows:

| Cruise Brands | Passenger Capacity (a) | Number of Cruise Ships | Primary Market |
|---|---|---|---|
| Carnival Cruise Lines | 54,480 | 22 | North America |
| Princess Cruises ("Princess") | 37,588 | 17 | North America |
| Costa Cruises ("Costa") (b) | 28,426 | 14 | Europe |
| Holland America Line | 21,378 | 14 | North America |
| P&O Cruises (c) | 11,998 | 6 | United Kingdom ("UK") |
| AIDA Cruises ("AIDA") | 9,862 | 6 | Germany |
| Ibero Cruises ("Ibero") | 5,010 | 4 | Spain and Brazil |
| P&O Cruises Australia | 4,744 | 3 | Australia and New Zealand |
| Cunard Line ("Cunard") | 4,608 | 2 | UK and North America |
| Ocean Village (d) | 1,578 | 1 | UK |
| The Yachts of Seabourn ("Seabourn") | 1,074 | 4 | North America |
| | 180,746 | 93 | |

(a) In accordance with cruise industry practice, passenger capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or more passengers.

(b) Includes the 1,488-passenger capacity *Costa Europa*, which will be operated by an unrelated entity under a bareboat charter agreement, commencing April 2010 and expiring April 2020.

(c) Includes the 1,200-passenger capacity *Artemis*, which was sold in October 2009 to an unrelated entity and is being operated by P&O Cruises under a bareboat charter agreement until April 2011 (see Note 4).

(d) The Ocean Village brand is being phased-out with the planned transfer of its ship to P&O Cruises Australia in November 2010.

### Preparation of Financial Statements

The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the amounts reported and disclosed in our financial statements. Actual results could differ from these estimates. All significant intercompany balances and transactions are eliminated in consolidation. In our accompanying Consolidated Statements of Cash Flows we have revised our presentation of proceeds from and principal repayments of our principal revolving credit facility to reflect the cash flows in connection with the underlying borrowings and repayments under this revolver. This revision had no impact on the net proceeds from and principal repayments of this revolver, or on our net cash used in financing activities. We have evaluated subsequent events through January 28, 2010, and determined that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes thereto other than as disclosed in the accompanying notes.

## NOTE 2 – Summary of Significant Accounting Policies

### Basis of Presentation

We consolidate entities over which we have control (see Notes 3 and 15), as typically evidenced by a direct ownership interest of greater than 50%. For affiliates where significant influence over financial and operating policies exists, as typically evidenced by a direct ownership interest from 20% to 50%, the investment is accounted for using the equity method.

### Cash and Cash Equivalents

Cash and cash equivalents include investments with maturities of three months or less at acquisition, which are stated at cost. At November 30, 2009 and 2008, cash and cash equivalents are comprised of cash on hand, money market funds and time deposits.

### Marketable Securities

We account for our marketable securities as trading or available-for-sale. As of November 30, 2009 and 2008, our marketable securities were not significant and we had $16 million and $20 million of unrealized holding losses at such dates, respectively. All income generated from these investments is recorded as interest and investment income.

Purchases and sales of short-term investments included in our 2007 Consolidated Statement of Cash Flows consisted of investments with original maturities greater than three months with floating interest rates, which typically reset every 28 days. Despite the long-term nature of their stated contractual maturities, prior to November 30, 2007 we had the ability to quickly liquidate these securities so they were considered short-term investments.

### Inventories

Inventories consist primarily of food and beverage provisions, hotel and restaurant products and supplies, gift shop and art merchandise held for resale and fuel, which are all carried at the lower of cost or market. Cost is determined using the weighted-average or first-in, first-out methods.

### Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization were computed using the straight-line method over our estimates of average useful lives and residual values, as a percentage of original cost, as follows:

| | Residual Values | Years |
|---|---|---|
| Ships | 15% | 30 |
| Ship improvements | 0% or 15% | 3-28 |
| Buildings and improvements | 0-10% | 5-35 |
| Computer hardware and software | 0-10% | 3-7 |
| Transportation equipment and other | 0-15% | 2-20 |
| Leasehold improvements, including port facilities | | Shorter of lease term or related asset life |

Ship improvement costs that we believe add value to our ships are capitalized to the ships and depreciated over their or the ships' estimated remaining useful life, whichever is shorter, while costs of repairs and maintenance, including minor improvement costs, are charged to expense as incurred. We capitalize interest as part of acquiring ships and other capital projects during their construction period. The specifically identified or estimated cost and accumulated depreciation of previously capitalized ship components are written off upon retirement.

Dry-dock costs primarily represent planned major maintenance activities that are incurred when a ship is taken out of service for scheduled maintenance. These costs are expensed as incurred.

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of our asset based on our estimate of its undiscounted future cash flows. If these estimated undiscounted future cash flows are less than the carrying value of the asset, an impairment charge is recognized for the excess, if any, of the asset's carrying value over its estimated fair value.

**Goodwill and Trademarks**

We review our goodwill for impairment annually, and, when events or circumstances dictate, more frequently. All of our goodwill has been allocated to our cruise line reporting units. Our goodwill impairment reviews consist of a two-step process. The first step is to determine the fair value of the reporting unit and compare it to the carrying value of the net assets allocated to the reporting unit. If this fair value exceeds the carrying value no further analysis or goodwill write-down is required. The second step is required if the fair value of the reporting unit is less than the carrying value of the net assets. In this step the estimated fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their relative fair values. If necessary, goodwill is then written-down to its implied fair value.

The costs of developing and maintaining our trademarks are expensed as incurred. For certain of our acquisitions we have allocated a portion of the purchase prices to the acquiree's identified trademarks. Trademarks are estimated to have an indefinite useful life and, therefore, are not amortizable, but are reviewed for impairment annually, and, when events or circumstances dictate, more frequently. Our trademarks would be considered impaired if their carrying value exceeds their estimated fair value.

**Revenue and Expense Recognition**

Guest cruise deposits represent unearned revenues and are initially recorded as customer deposit liabilities when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from onboard and other activities (which include transportation and shore excursion revenues), and all associated direct costs of a voyage are recognized as cruise expenses, upon completion of voyages with durations of ten nights or less and on a pro rata basis for voyages in excess of ten nights. Future travel discount vouchers issued to guests are typically recorded as a reduction of cruise passenger ticket revenues when such vouchers are utilized. Cancellation fees are recognized in cruise passenger ticket revenues at the time of the cancellation.

Our sale to guests of air and other transportation to and from our ships and the related cost of purchasing this service are recorded as cruise passenger ticket revenues and cruise transportation costs, respectively. The proceeds that we collect from the sale of third party shore excursions and on behalf of onboard concessionaires, net of the amounts remitted to them, are recorded as concession revenues, on a net basis, in onboard and other cruise revenues.

Revenues and expenses from our tour and travel services are recognized at the time the services are performed or expenses are incurred.

Substantially all port and other taxes assessed on a per guest basis by a government or quasi-governmental entity are presented on a net basis against the corresponding amounts collected from our guests.

**Insurance and Self-Insurance**

We use a combination of insurance and self-insurance to address a number of risks including, among others, claims related to crew and guests, hull and machinery, war risk, workers' compensation, shoreside employee health, property damage and general liability. Liabilities associated with certain of these risks, principally crew and guest claims, are estimated actuarially based on historical claims experience, loss development factors and other assumptions. While we believe the estimated loss amounts accrued are adequate, the ultimate loss may differ from the amounts provided.

**Selling and Administrative Expenses**

Selling expenses include a broad range of advertising, such as marketing and promotional expenses. Advertising is charged to expense as incurred, except for brochures and media production costs. The brochures and media production costs are recorded as prepaid expenses and charged to expense as consumed or upon the first airing of the advertisement, respectively. Advertising expenses totaled $508 million, $524 million and $508 million in fiscal 2009, 2008 and 2007, respectively. At November 30, 2009 and 2008, the amount of advertising costs included in prepaid expenses was not significant. Administrative expenses represent the costs of our shoreside ship support, reservations and other administrative functions, and include items such as salaries and related benefits, professional fees and occupancy costs, which are typically expensed as incurred.

**Foreign Currency Translations and Transactions**

We translate the assets and liabilities of our foreign operations that have functional currencies other than the U.S. dollar at exchange rates in effect at the balance sheet date. Revenues and expenses of these foreign operations are translated at weighted-average exchange rates for the reporting period. Equity is translated at historical rates and the resulting cumulative foreign currency translation adjustments are included as a component of accumulated other comprehensive income ("AOCI"). Therefore, the U.S. dollar value of these non-equity translated items in our consolidated financial statements will fluctuate from period to period, depending on the changing value of the dollar versus these currencies.

Exchange gains and losses arising from the remeasurement of monetary assets and liabilities and foreign currency transactions denominated in a currency other than the functional currency of the entity involved are immediately included in nonoperating earnings, unless such assets and liabilities have been designated to act as hedges of ship commitments or net investments in our foreign operations, respectively. In addition, the unrealized exchange gains or losses on our long-term intercompany receivables denominated in a non-functional currency, which are not expected to be repaid in the foreseeable future and are therefore considered to form part of our net investments, are recorded as foreign currency translation adjustments, which are included as a component of AOCI. Net foreign currency transaction exchange gains or losses recorded in our earnings were insignificant in fiscal 2009, 2008 and 2007.

**Earnings Per Share**

Basic earnings per share is computed by dividing net income by the weighted-average number of shares of common stock and ordinary shares outstanding during each period. Diluted earnings per share is computed by dividing adjusted net income by the weighted-average number of shares of common stock and ordinary shares, common stock equivalents and other potentially dilutive securities outstanding during each period. For earnings per share purposes, Carnival Corporation common stock and Carnival plc ordinary shares are considered a single class of shares since they have equivalent rights (see Note 3). All shares that are issuable under our outstanding convertible notes that have contingent share conversion features have been considered outstanding for our diluted earnings per share computations, if dilutive, using the "if converted" method of accounting from the date of issuance.

### Share-Based Compensation

We recognize compensation expense for all share-based compensation awards using the fair value method. Share-based compensation cost is recognized ratably using the straight-line attribution method over the expected vesting period or to the retirement eligibility date, if less than the vesting period, when vesting is not contingent upon any future performance. In addition, we estimate the amount of expected forfeitures, based on historical forfeiture experience, when calculating compensation cost. If the actual forfeitures that occur are significantly different from the estimate, then we revise our estimates.

## NOTE 3 – DLC Structure

In 2003, Carnival Corporation and Carnival plc (formerly known as P&O Princess Cruises plc) completed a DLC transaction, which implemented Carnival Corporation & plc's DLC structure. The contracts governing the DLC structure provide that Carnival Corporation and Carnival plc each continue to have separate boards of directors, but the boards and senior executive management of both companies are identical. The constitutional documents of each of the companies also provide that, on most matters, the holders of the common equity of both companies effectively vote as a single body. On specified matters where the interests of Carnival Corporation's shareholders may differ from the interests of Carnival plc's shareholders (a "class rights action" such as transactions primarily designed to amend or unwind the DLC structure), each shareholder body will vote separately as a class. Generally, no class rights action will be implemented unless approved by both shareholder bodies.

Upon the closing of the DLC transaction, Carnival Corporation and Carnival plc also executed the Equalization and Governance Agreement, which provides for the equalization of dividends and liquidation distributions based on an equalization ratio and contains provisions relating to the governance of the DLC structure. Because the current equalization ratio is 1 to 1, one Carnival plc ordinary share is entitled to the same distributions, subject to the terms of the Equalization and Governance Agreement, as one share of Carnival Corporation common stock. In a liquidation of either company or both companies, if the hypothetical potential per share liquidation distributions to each company's shareholders are not equivalent, taking into account the relative value of the two companies' assets and the indebtedness of each company, to the extent that one company has greater net assets so that any liquidation distribution to its shareholders would not be equivalent on a per share basis, the company with the ability to make a higher net distribution is required to make a payment to the other company to equalize the possible net distribution to shareholders, subject to certain exceptions.

At the closing of the DLC transaction, Carnival Corporation and Carnival plc also executed deeds of guarantee. Under the terms of Carnival Corporation's deed of guarantee, Carnival Corporation has agreed to guarantee all indebtedness and certain other monetary obligations of Carnival plc that are incurred under agreements entered into on or after the closing date of the DLC transaction. The terms of Carnival plc's deed of guarantee mirror those of Carnival Corporation's. In addition, Carnival Corporation and Carnival plc have each extended their respective deeds of guarantee to the other's pre-DLC indebtedness and certain other monetary obligations, or alternatively have provided standalone guarantees in lieu of utilization of these deeds of guarantee, thus effectively cross guaranteeing all Carnival Corporation and Carnival plc indebtedness and certain other monetary obligations. Each deed of guarantee provides that the creditors to whom the obligations are owed are intended third party beneficiaries of such deed of guarantee.

The deeds of guarantee are governed and construed in accordance with the laws of the Isle of Man. Subject to the terms of the deeds of guarantee, the holders of indebtedness and other obligations that are subject to the deeds of guarantee will have recourse to both Carnival plc and Carnival Corporation though a Carnival plc creditor must first make written demand on Carnival plc and a Carnival Corporation creditor on Carnival Corporation. Once the written demand is made by letter or other form of notice, the holders of indebtedness or other obligations may immediately commence an action against the relevant guarantor. Accordingly, there is no requirement under the deeds of guarantee to obtain a judgment, take other enforcement actions or wait any period of time prior to taking steps against the relevant guarantor. All actions or proceedings arising out of or in connection with the deeds of guarantee must be exclusively brought in courts in England.

Under the terms of the DLC transaction documents, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. The companies have entered into some of these types of transactions and may enter into additional transactions in the future to take advantage of the flexibility provided by the DLC structure and to operate both companies as a single unified economic enterprise in the most effective manner. In addition, under the terms of the Equalization and Governance Agreement and the deeds of guarantee, the cash flow and assets of one company are required to be used to pay the obligations of the other company, if necessary.

Given the DLC structure as described above, we believe that providing separate financial statements for each of Carnival Corporation and Carnival plc would not present a true and fair view of the economic realities of their operations. Accordingly, separate financial statements for both Carnival Corporation and Carnival plc have not been presented.

Simultaneously with the completion of the DLC transaction, a partial share offer ("PSO") for 20% of Carnival plc's shares was made and accepted, which enabled 20% of Carnival plc shares to be exchanged for 41.7 million Carnival Corporation shares. All of these shares of Carnival plc that are still held by Carnival Corporation as a result of the PSO, which initially cost $1.05 billion, are being accounted for as treasury stock in the accompanying Consolidated Balance Sheets.

## NOTE 4 – Property and Equipment

Property and equipment consisted of the following (in millions):

| | November 30, | |
|---|---|---|
| | 2009 | 2008 |
| Ships | $35,187 | $30,557 |
| Ships under construction | 770 | 707 |
| | 35,957 | 31,264 |
| Land, buildings and improvements, including leasehold improvements and port facilities | 864 | 762 |
| Computer hardware and software, transportation equipment and other | 913 | 847 |
| Total property and equipment | 37,734 | 32,873 |
| Less accumulated depreciation and amortization | (7,864) | (6,416) |
| | $29,870 | $26,457 |

Capitalized interest, primarily on our ships under construction, amounted to $37 million, $52 million and $44 million in fiscal 2009, 2008 and 2007, respectively. Ships under construction include progress payments for the construction of new ships, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. At November 30, 2009, four ships with an aggregate net book value of $1.5 billion were pledged as collateral pursuant to mortgages related to $700 million of debt. Subsequent to November 30, 2009, the mortgages on two of these ships with an aggregate net book value of $688 million were released and, accordingly, $309 million of secured debt became unsecured. See Note 5.

Repairs and maintenance expenses, including minor improvement costs and dry-dock expenses, were $749 million, $661 million and $583 million in fiscal 2009, 2008 and 2007, respectively, and are substantially all included in other ship operating expenses in the accompanying Consolidated Statements of Operations.

In October 2009, we finalized an agreement to sell P&O Cruises' *Artemis* to an unrelated entity (the "buyer") for approximately $100 million, and to charter her back until April 2011. We received approximately $50 million as a down payment and provided interest-bearing seller-financing, secured by the ship, for the remaining portion of the sales price. This sale resulted in a gain, which we had deferred and not recognized in our 2009 Consolidated Statements of Operations due to contingent gain uncertainties surrounding the ultimate collection of the note receivable.

On January 14, 2010, we collected all of our outstanding P&O Cruises' *Artemis* note receivable from the buyer in advance of its original due dates, after the buyer obtained third-party financing. Accordingly, we recognized a gain of approximately $45 million in January 2010 as the contingency surrounding the ultimate collection of the note was fully resolved.

## NOTE 5 – Debt

Long-term debt and short-term borrowings consisted of the following (in millions):

| | November 30, | |
|---|---|---|
| | 2009 (a) | 2008 (a) |
| **SECURED LONG-TERM DEBT** | | |
| Fixed rate export credit facilities, collateralized by two ships, bearing interest at 5.4% and 5.5%, due through 2016 (b) | $ 375 | $ 376 |
| Floating rate export credit facilities, collateralized by four ships, bearing interest at LIBOR plus 1.1% to 1.3% (1.7% to 2.6%), due through 2015 (b) | 325 | 441 |
| Other | 3 | 2 |
| **Total Secured Long-term Debt** | 703 | 819 |
| **UNSECURED LONG-TERM DEBT** | | |
| **Export Credit Facilities** | | |
| Fixed rate export credit facilities, bearing interest at 4.2% to 5.0%, due through 2020 (c) | 2,603 | 2,867 |
| Euro fixed rate export credit facility, bearing interest at 4.5%, due through 2024 (c) | 299 | |
| Floating rate export credit facility, bearing interest at LIBOR plus 1.6% (2.8%), due through 2017 (d) | 83 | |
| Euro floating rate export credit facilities, bearing interest at EURIBOR plus 0.2% to 1.6% (1.2% to 3.1%), due through 2021 (e) | 1,111 | 261 |
| **Bank Loans** | | |
| Fixed rate bank loans, bearing interest at 3.5% to 4.5%, due through 2015 (c)(f)(h) | 850 | 500 |
| Euro fixed rate bank loans, bearing interest at 3.9% to 4.7%, due through 2021 (c)(g) | 524 | 82 |
| Floating rate bank loans, bearing interest at LIBOR plus 2.5% (2.7% and 2.8%), due in 2012 (h) | 200 | |
| Euro floating rate bank loans, bearing interest at EURIBOR plus 0.55% (1.6%), due in 2014 (c)(g) | 152 | 607 |
| **Revolver (h)(i)** | | |
| Loans, bearing interest at LIBOR plus 0.2% (0.4%) | 212 | 583 |
| Euro loans, bearing interest at EURIBOR plus 0.2% (0.6%) | 52 | 208 |
| **Private Placement Notes** | | |
| Fixed rate notes, bearing interest at 4.9% to 6.0%, due through 2016 | 224 | 229 |
| Euro fixed rate notes, bearing interest at 6.7% to 7.3%, due through 2018 (c) | 278 | 236 |
| **Publicly-Traded Notes** | | |
| Fixed rate notes, bearing interest at 6.7% to 7.2%, due through 2028 | 530 | 530 |
| Euro fixed rate notes, bearing interest at 4.3%, due in 2013 | 1,119 | 949 |
| Sterling fixed rate notes, bearing interest at 5.6%, due in 2012 | 339 | 320 |
| **Publicly-Traded Convertible Notes** | | |
| Notes, bearing interest at 2%, due in 2021, with next put option in 2011 | 595 | 595 |
| Notes, bearing interest at 1.75%, net of discount | 9 | 271 |
| Other | 29 | 30 |
| **Total Unsecured Long-term Debt** | 9,209 | 8,268 |
| **UNSECURED SHORT-TERM BORROWINGS** | | |
| Bank loans, with aggregate weighted-average interest rate of 0.3%, repaid in December 2009 | 96 | 12 |
| Euro bank loans, with aggregate weighted-average interest rate of 0.6%, repaid in December 2009 | 39 | 244 |
| **Total Unsecured Short-term Borrowings** | 135 | 256 |
| **Total Unsecured Debt** | 9,344 | 8,524 |
| **Total Debt** | 10,047 | 9,343 |
| Less short-term borrowings | (135) | (256) |
| Less current portion of long-term debt | (815) | (1,081) |
| Less convertible debt subject to current put option | | (271) |
| **Total Long-term Debt** | $ 9,097 | $ 7,735 |

*(See next page for footnotes.)*

(a) All interest rates are as of November 30, 2009. The debt table does not include the impact of our foreign currency and interest rate swaps. At November 30, 2009, 59%, 38% and 3% (62%, 30% and 8% at November 30, 2008) of our debt was U.S. dollar, euro and sterling-denominated, respectively, including the effect of foreign currency swaps. At November 30, 2009, 71% and 29% (74% and 26% at November 30, 2008) of our debt bore fixed and floating interest rates, respectively, including the effect of interest rate swaps. Substantially all of our debt agreements contain one or more of the following financial covenants that require us, among other things, to maintain minimum debt service coverage and minimum shareholders' equity and to limit our debt to capital and debt to equity ratios and the amounts of our secured assets and secured and other indebtedness. Generally, if an event of default under any debt agreement occurs, then pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contract payables (see Note 10) could become due, and all debt and derivative contracts could be terminated. At November 30, 2009, we believe we were in compliance with all of our debt covenants.

(b) A portion of two export credit facilities have both fixed and floating interest rate components. In addition, the collateral for $309 million of fixed rate export credit facilities was released in January 2010 and, accordingly, this debt is no longer secured.

(c) Includes an aggregate $3.7 billion of debt whose interest rate will increase upon a reduction in the senior unsecured credit ratings of Carnival Corporation or Carnival plc from BBB+/A3 to BBB/Baa2 and will increase further upon additional credit rating reductions, exclusive of the amount shown in Note (h).

(d) In 2009, we borrowed $83 million under a floating rate export credit facility, which proceeds were used to pay a portion of *Seabourn Odyssey* purchase price.

(e) In 2009, we borrowed $301 million and $486 million under two floating rate euro export credit facilities, which proceeds were used to pay a portion of *AIDAluna* and *Costa Pacifica* purchase prices, respectively.

(f) Includes two facilities that aggregate to $650 million, which currently carry fixed interest rates. However, each facility can be switched in the future to a floating interest rate at the option of the lenders.

(g) In 2009, we borrowed $597 million under two unsecured term loan facilities, of which $149 million is floating and $448 million is fixed. These proceeds were used to pay for a portion of *Carnival Dream*'s purchase price. At November 30, 2009, these facilities bear an aggregate weighted-average interest rate of 3.4%. The fixed rate facility is repayable in semi-annual installments through 2021 and the floating rate facility is repayable in full in 2014.

(h) Includes an aggregate $664 million of debt whose interest rate, and in the case of the revolver its commitment fees, will increase upon a reduction in the senior unsecured credit ratings of Carnival Corporation or Carnival plc from A3 to Baa1 and will increase further upon additional credit rating reductions.

(i) Carnival Corporation, Carnival plc and certain of Carnival plc's subsidiaries are parties to our principal revolver for $2.1 billion (comprised of $1.2 billion, €400 million and £200 million). Under this revolver we can draw loans in U.S. dollars, euros and sterling.

At November 30, 2009, the scheduled annual maturities of our debt were as follows (in millions):

| | 2010 | 2011 | 2012 | 2013 | 2014 | There-after |
|---|---|---|---|---|---|---|
| Short-term borrowings | $135 | | | | | |
| Revolver | 126 | | $ 138 | | | |
| Convertible notes | | $ 595 | | $ 9 | | |
| Other long-term debt | 689 | 588 | 1,379 | 1,681 | $894 | $3,813 |
| Total | $950 | $1,183 | $1,517 | $1,690 | $894 | $3,813 |

Debt issuance costs are generally amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the notes or to the noteholders first put option date, whichever is earlier. In addition, all debt issue discounts are amortized to interest expense using the effective interest rate method over the term of the notes.

### Committed Ship and Other Financings

We have unsecured long-term export credit committed ship financings, for which we have the option to draw in order to pay for a portion of certain ships' purchase prices. These commitments, if drawn, are repayable semi-annually over at least a 12-year period, and we have the option to cancel each one up until 60 days prior to the underlying ship's delivery date. At November 30, 2009, our committed ship financings are as follows:

| Ship | Date Committed | Fiscal Year Scheduled for Funding | Amount |
|---|---|---|---|
| | | | (in millions) |
| *AIDAblu* | 10/08 | 2010 | $ 393 |
| *AIDAsol* | 12/08 | 2011 | 431 |
| AIDA Newbuild | 12/08 | 2012 | 437 |
| *Costa Deliziosa* | 6/09 | 2010 | 299 |
| *Costa Favolosa* | 6/09 | 2011 | 225 |
| *Queen Elizabeth* | 11/09 | 2010 | 527 |
| *Carnival Magic* | 11/09 | 2011 | 615 |
| Carnival Newbuild | 11/09 | 2012 | 560 |
| Total | | | $3,487 |

In addition at November 30, 2009, we also have $144 million available under another committed financing.

### Revolving Credit Facilities

Under our principal revolver, we are required to pay a commitment fee of 30% of the margin per annum on any undrawn portion. If more than 50% of this revolver is drawn, we will incur an additional 5 basis points ("bps") utilization fee on the total amount outstanding. This revolver matures in October 2012, except for $39 million which matures in October 2011. In addition, at November 30, 2009 we had five other revolving credit facilities, of which three facilities with an aggregate principal amount of $350 million were entered into in 2009. These facilities have a weighted-average undrawn annual commitment fee of 35 bps, serve as back-up liquidity to our principal revolver and mature through 2012. At November 30, 2009, $2.4 billion was available under all these revolvers.

### Convertible Notes

At November 30, 2009, Carnival Corporation's 2% convertible notes ("2% Notes") are convertible into 15.2 million shares of Carnival Corporation common stock. The 2% Notes are convertible at a conversion price of $39.14 per share, subject to adjustment, during any fiscal quarter for which the closing price of the Carnival Corporation common stock is greater than $43.05 per share for a defined duration of time in the preceding fiscal quarter. The conditions for conversion of the 2% Notes were not satisfied during 2009 and 2008. Only a nominal amount of our 2% Notes have been converted since their issuance in 2000.

On April 15, 2011, the 2% noteholders may require us to repurchase all or a portion of the 2% Notes at their face values plus any unpaid accrued interest. In addition, we currently may redeem all or a portion of the outstanding 2% Notes at their face value plus any unpaid accrued interest, subject to the noteholders' right to convert. Upon conversion, redemption or repurchase of the 2% Notes, we may choose to deliver Carnival

Corporation common stock, cash or a combination of cash and common stock with a total value equal to the value of the consideration otherwise deliverable.

On October 29, 2009, as a result of substantially all of the holders of the Carnival Corporation 1.75% Convertible Notes ("1.75% Notes") exercising their put options, we repurchased $409 million of the then outstanding 1.75% Notes at their accreted value plus accrued interest.

## NOTE 6 – Commitments

### Ship Commitments

At November 30, 2009, we had 13 ships under contract for construction with an aggregate passenger capacity of 30,442. The estimated total cost of these ships is approximately $8.2 billion, which includes the contract price with the shipyard, design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. We have paid $770 million through November 30, 2009 and anticipate paying the remaining estimated total costs as follows: $3.4 billion, $2.2 billion and $1.8 billion in fiscal 2010, 2011 and 2012, respectively.

### Operating Leases, Port Facilities and Other Commitments

Rent expense under our operating leases, primarily for office and warehouse space, was $54 million, $52 million and $46 million in fiscal 2009, 2008 and 2007, respectively. At November 30, 2009, minimum amounts payable for our operating leases, with initial or remaining terms in excess of one year, and for the annual usage of port facilities and other contractual commitments with remaining terms in excess of one year, were as follows (in millions):

| Fiscal Year | Operating Leases | Port Facilities and Other |
|---|---|---|
| 2010 | $ 49 | $146 |
| 2011 | 43 | 112 |
| 2012 | 37 | 87 |
| 2013 | 33 | 77 |
| 2014 | 24 | 50 |
| Thereafter | 115 | 490 |
| Total | $301 | $962 |

## NOTE 7 – Contingencies

### Litigation

In the normal course of our business, various claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability, net of any insurance recoverables, is typically limited to our self-insurance retention levels. However, the ultimate outcome of these claims and lawsuits which are not covered by insurance cannot be determined at this time.

### Contingent Obligations – Lease Out and Lease Back Type ("LILO") Transactions

At November 30, 2009, Carnival Corporation had estimated contingent obligations totaling $585 million, excluding termination payments as discussed below, to participants in LILO transactions for two of its ships. At the inception of these leases, the aggregate of the net present value of these obligations was paid by Carnival

Corporation to a group of major financial institutions, one of which includes American International Group Inc. ("AIG"), who agreed to act as payment undertakers and directly pay these obligations. Accordingly, these contingent obligations are considered extinguished, and neither the funds nor the contingent obligations have been included in our accompanying Consolidated Balance Sheets.

In the event that Carnival Corporation were to default on its contingent obligations and assuming performance by all other participants, we estimate that we would, as of November 30, 2009, be responsible for a termination payment of approximately $95 million. In 2017 we have the right to exercise options that would terminate these two LILO transactions at no cost to us.

In certain cases, if the credit ratings of the financial institutions who are directly paying the contingent obligations fall below AA-, then Carnival Corporation will be required to replace these financial institutions with other financial institutions whose credit ratings are at least AA or meet other specified credit requirements. In such circumstances we would incur additional costs, although we estimate that they will be immaterial to our financial statements. All of the financial institution payment undertakers subject to this AA- credit rating threshold have credit ratings of AAA. If Carnival Corporation's credit rating, which is BBB+, falls below BBB, it will be required to provide a standby letter of credit for $67 million, or, alternatively, provide mortgages for this aggregate amount on these two ships.

In September 2008, the credit ratings of AIG and its subsidiaries involved in one of the above LILO transactions were downgraded from AA- to A-. As a result of this downgrade, AIG pledged collateral to support its obligations as a payment undertaker under the terms of this LILO transaction and, accordingly, AIG is no longer subject to the AA- credit rating threshold discussed above.

Carnival Corporation and AIG were also parties to a third LILO transaction. In September 2008, we replaced AIG as the payment undertaker under this third LILO transaction by purchasing $80 million of U.S. Treasury strip securities using funds substantially all of which were provided by AIG. In February 2009, Carnival and the remaining participants voluntarily unwound this LILO transaction. Accordingly, the $80 million of long-term U.S. Treasury strip securities that we held as collateral for our recorded LILO obligation were released to extinguish this obligation. As a result of the unwinding of this third LILO transaction, we recorded a $15 million nonoperating gain in February 2009, which had originally been deferred at the inception of the LILO transaction and was being amortized over its term.

**Contingent Obligations – Indemnifications**

Some of the debt agreements that we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes and changes in laws that increase lender capital costs and other similar costs. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any material payments under such indemnification clauses in the past and, under current circumstances, we do not believe a request for material future indemnification payments is probable.

**NOTE 8 – Income and Other Taxes**

We are primarily foreign corporations engaged in the business of operating passenger vessels in international transportation. Generally, income from or incidental to the international operation of vessels is subject to preferential tax regimes in the countries where the vessel owning and operating companies are incorporated, and generally exempt from income tax in other countries where the vessels call due to the application of income tax treaties or domestic law which, in the U.S., is Section 883 of the Internal Revenue

Code. Income that we earn which is not associated with the international operation of ships or earned in countries without preferential tax regimes is subject to income tax in the countries where such income is earned.

AIDA, Costa, Cunard, Ibero, Ocean Village, P&O Cruises and P&O Cruises Australia are subject to income tax under the tonnage tax regimes of either Italy or the United Kingdom. Under both tonnage tax regimes, shipping profits, as defined under the applicable law, are subject to corporation tax by reference to the net tonnage of qualifying vessels. Income not considered to be shipping profits under tonnage tax rules is taxable under either the Italian tax regime applicable to Italian registered ships or the normal UK income tax rules. In addition, Ibero is subject to a preferential Portuguese income tax applicable to international shipping operations. We believe that substantially all of the ordinary income attributable to these brands constitutes shipping profits and, accordingly, Italian, Portuguese and UK income tax expenses for these operations have been minimal under the existing tax regimes.

Carnival Cruise Lines, Princess, Holland America Line and Seabourn are primarily subject to the income tax laws of Panama, Bermuda, the Netherlands Antilles and Bermuda, respectively. As a general matter, the laws of Panama and the Netherlands Antilles exempt earnings derived from international ship operations and Bermuda does not have an income tax. With respect to the U.S. domestic law exemption, Section 883 regulations limit the types of income deemed to be derived from the international operation of a ship that are exempt from income tax. Accordingly, our provision for U.S. federal and state income taxes includes taxes on a portion of our ship operations, in addition to the transportation, hotel and tour business of Holland America Princess Alaska Tours.

We do not expect to incur income taxes on future distributions of undistributed earnings of foreign subsidiaries and, accordingly, no deferred income taxes have been provided for the distribution of these earnings. All interest expense related to income tax liabilities are classified as income tax expenses. In addition to or in place of income taxes, virtually all jurisdictions where our ships call impose taxes and/or fees based on guest counts, ship tonnage, ship capacity or some other measure.

On December 1, 2007, we changed the method for which we account for uncertain income tax positions. This method clarified, among other things, the accounting for uncertain income tax positions by prescribing a minimum probability threshold that a tax position must meet before a financial statement income tax benefit is recognized. The minimum threshold is defined as a tax position that, based solely on its technical merits, is more likely than not to be sustained upon examination by the relevant taxing authority. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution. This accounting method was applied to all existing tax positions upon adoption. The change resulted in an $11 million reduction to our opening fiscal 2008 retained earnings. In addition, based on all known facts and circumstances and current tax law, we believe that the total amount of our uncertain income tax position liabilities and related accrued interest are not material to our financial position.

**NOTE 9 – Shareholders' Equity**

Carnival Corporation's Articles of Incorporation authorize its Board of Directors, at its discretion, to issue up to 40 million shares of preferred stock, and Carnival plc has 100,000 authorized preference shares. At November 30, 2009 and 2008, no Carnival Corporation preferred stock had been issued and only a nominal amount of Carnival plc preference shares had been issued.

In June 2006, the Boards of Directors authorized the repurchase of up to an aggregate of $1 billion of Carnival Corporation common stock and Carnival plc ordinary shares subject to certain restrictions. On September 19, 2007, the Boards of Directors increased the remaining $578 million general repurchase authorization back to $1 billion. During fiscal 2008 and 2007, we purchased 0.6 million and 0.2 million shares of Carnival Corporation common stock, and 1.3 million and 7.3 million ordinary shares of Carnival plc, respectively, under this general repurchase authorization. At January 28, 2010, the remaining availability under the general repurchase authorization was $787 million. The general repurchase authorization does not have an expiration date and may be discontinued by our Boards of Directors at any time.

In addition to the general repurchase authorization, the Boards of Directors have authorized the repurchase of up to 19.2 million Carnival plc ordinary shares and up to 25 million shares of Carnival Corporation common stock under the "Stock Swap" programs described below. We use the "Stock Swap" programs in situations where we can obtain an economic benefit because either Carnival Corporation common stock or Carnival plc ordinary shares are trading at a price that is at a premium or discount to the price of Carnival plc ordinary shares or Carnival Corporation common stock, as the case may be. All Carnival plc share repurchases under both the general repurchase authorization and the "Stock Swap" authorization require annual shareholder approval.

In fiscal 2009 and 2008, we sold 450,000 shares and 633,000 shares of Carnival Corporation common stock for $9 million and $15 million of net proceeds, respectively. In fiscal 2009 and 2008, substantially all of these net proceeds were used to fund the repurchase of 450,000 shares and 633,000 shares of Carnival plc ordinary shares, respectively. In these offerings, we sold Carnival Corporation common stock in the U.S., only to the extent we were able to purchase shares of Carnival plc in the UK on at least an equivalent basis under the "Stock Swap" program.

In fiscal 2009, we also sold 5.8 million shares of Carnival plc ordinary shares for $187 million of net proceeds, substantially all of which was used to fund the repurchase of 5.8 million shares of Carnival Corporation common stock. In these offerings, we sold in the UK Carnival plc ordinary shares held in treasury, only to the extent we were able to purchase shares of Carnival Corporation in the U.S. on at least an equivalent basis under the "Stock Swap" program.

At November 30, 2009, there were 42.9 million shares of Carnival Corporation common stock reserved for issuance pursuant to its convertible notes and its employee benefit and dividend reinvestment plans. In addition, Carnival plc shareholders have authorized 12.5 million ordinary shares for future issuance under its employee benefit plans.

At November 30, 2009 and 2008, accumulated other comprehensive income (loss) was as follows (in millions):

| | November 30, | |
|---|---|---|
| | 2009 | 2008 |
| Cumulative foreign currency translation adjustments, net | $565 | $(478) |
| Unrecognized pension expenses | (99) | (35) |
| Unrealized loss on marketable security | (16) | (20) |
| Net gains (losses) on effective cash flow derivative hedges | 12 | (90) |
| | $462 | $(623) |

## NOTE 10 – Fair Value Measurements, Derivative Instruments and Hedging Activities

### Fair Value Measurements

U.S. accounting standards establish a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1 measurements are based on quoted prices in active markets for identical assets or liabilities that we have the ability to access.
- Level 2 measurements are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or market data other than quoted prices that are observable for the assets or liabilities.

- Level 3 measurements are based on unobservable data that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, our own assumptions are set to reflect those that we believe market participants would use in pricing the asset or liability at the measurement date.

***Financial Instruments that ARE NOT measured at Fair Value on a Recurring Basis***

The estimated carrying and fair values of our financial instrument assets and (liabilities) that are not measured at fair value on a recurring basis were as follows (in millions):

| | November 30, 2009 | | November 30, 2008 | |
|---|---|---|---|---|
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Cash and cash equivalents (a) | $ 324 | $ 324 | $ 345 | $ 345 |
| Long-term other assets (b) | $ 187 | $ 181 | $ 243 | $ 227 |
| Debt, non-convertible (c) | $(9,443) | $(9,376) | $(8,477) | $(6,591) |
| Publicly-traded convertible notes (d) | $ (604) | $ (627) | $ (866) | $ (754) |

(a) Cash and cash equivalents are comprised of cash on hand and time deposits and due to their short maturities the carrying values approximate their fair values.

(b) At both November 30, 2009 and 2008, long-term other assets included notes and other receivables. At November 30, 2008, U.S. Treasury strip securities were also included in long-term other assets. The fair values of notes and other receivables were based on estimated future cash flows discounted at appropriate market interest rates. The fair values of U.S. Treasury strip securities were based on quoted market prices.

(c) The net difference between the fair value of our non-convertible debt and its carrying value was due to the market interest rates in existence at the respective measurement dates being higher than the current interest rates on our debt obligations, including the impact of changes in our credit ratings. The fair values of our publicly-traded notes were based on their quoted market prices. The fair values of our other debt were estimated based on appropriate market interest rates being applied to this debt.

(d) The net difference between the fair values of our publicly-traded convertible notes and their carrying values was primarily due to the impact of changes in the Carnival Corporation common stock price underlying the value of our convertible notes at November 30, 2009, and higher market interest rates than our convertible notes' interest rates at November 30, 2008. Their fair values were based on quoted market prices.

***Financial Instruments that ARE measured at Fair Value on a Recurring Basis***

The estimated fair value and basis of valuation of our financial instrument assets and (liabilities) that are measured at fair value on a recurring basis were as follows (in millions):

| | November 30, 2009 | | November 30, 2008 | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 1 | Level 2 |
| Cash equivalents (a) | $214 | | $305 | |
| Marketable securities held in rabbi trusts (b) | $106 | $ 17 | $ 92 | $ 21 |
| Derivatives: | | | | |
| Ship foreign currency forwards and options (c) | | $ 41 | | $ (20) |
| Net investment hedges (d) | | $(33) | | $ 13 |
| Debt related currency swaps (e) | | | | $104 |
| Interest rate swaps (f) | | $ 3 | | $ 5 |

*(See next page for footnotes.)*

(a) Cash equivalents are comprised of money market funds.

(b) Marketable securities held in rabbi trusts are comprised primarily of mutual funds invested in common stocks, bonds and other investments.

(c) At November 30, 2009 and 2008, we have foreign currency forwards and options totaling $887 million and $1.0 billion, respectively, that are designated as foreign currency cash flow hedges for two of our euro-denominated shipbuilding contracts. These foreign currency forwards and options mature in 2010 and, at November 30, 2009, they hedge 35.1% of our newbuild capacity on order that is exposed to currency risk.

(d) At November 30, 2009 and 2008, we have foreign currency swaps and forwards totaling $526 million and $284 million, respectively, that are designated as hedges of our net investments in foreign operations, which have a euro-denominated functional currency. These foreign currency swaps mature in 2010 and the forwards mature through 2017 and were all entered into to effectively convert U.S. dollar-denominated debt into euro debt.

(e) At November 30, 2008, we had designated foreign currency cash flow swaps that effectively converted $398 million of U.S. dollar fixed interest rate debt into sterling fixed interest rate debt. The changes in fair value are included as a component of AOCI. In December 2008, we settled these foreign currency swaps and thus re-aligned the debt with the parent company's U.S. dollar functional currency.

(f) We have both U.S. dollar and sterling interest rate swaps designated as fair value hedges whereby we receive fixed interest rate payments in exchange for making floating interest rate payments. At November 30, 2009 and 2008, these interest rate swap agreements effectively changed $625 million and $96 million, respectively, of fixed rate debt to U.S. dollar LIBOR or GBP LIBOR-based floating rate debt. These interest rate swaps mature through 2012.

We measure our derivatives using valuations that are calibrated to the initial trade prices. Subsequent valuations are based on observable inputs and other variables included in the valuation model such as interest rate yield curves, forward currency exchange rates, credit spreads, maturity dates, volatilities and netting arrangements. We use the income approach to value the derivatives, using observable market data for all significant inputs and standard valuation techniques to convert future amounts to a single present value amount, assuming that participants are motivated, but not compelled to transact. The fair value measurement of a financial asset or financial liability must reflect the nonperformance risk of the entity and the counterparty. Therefore, the impact of our counterparty's creditworthiness was considered when in an asset position and our creditworthiness was considered when in a liability position in the fair value measurement of our derivative instruments. Creditworthiness did not have a material impact on the fair value of our derivative instruments at either November 30, 2009 or 2008. Both the counterparties and we are expected to continue to perform under the contractual terms of the instruments.

***Nonfinancial Instruments that ARE measured at Fair Value on a Nonrecurring Basis***

We performed our annual goodwill impairment reviews as of July 31, 2009, by comparing the estimated fair value of each cruise line reporting unit to the carrying value of the net assets allocated to that reporting unit. All of our cruise line reporting units carry goodwill, except for Ocean Village and Seabourn. No goodwill was considered to be impaired because the estimated fair values of each cruise line reporting unit exceeded their respective carrying values and, accordingly, we did not proceed to step two of the impairment analysis.

We estimated cruise line reporting unit fair values based upon a combined weighting of the fair values determined using (a) discounted future cash flow analysis and (b) market multiples of comparable publicly-traded companies. The principal assumptions used in our cash flow analysis related to forecasting future operating results, including net revenue yields, net cruise costs including fuel prices, capacity increases, weighted-average cost of capital for comparable publicly-traded companies and terminal values, which are all considered level 3 inputs. We compared the resulting estimated enterprise fair value to our observable capital market enterprise value.

We also performed our annual trademark impairment reviews as of July 31, 2009, by comparing the estimated fair values of our trademarks to their carrying values. The cruise brands that have trademark amounts recorded are AIDA, Ibero, P&O Cruises, P&O Cruises Australia and Princess. The estimated fair values for each of our trademarks exceeded their respective carrying values and, therefore, none of our trademarks were impaired. We estimated fair values based upon a discounted future cash flow analysis, which estimated the amount of royalties that we are relieved from having to pay for use of the associated trademarks, based upon forecasted cruise revenues. The royalty rates are primarily based upon comparable royalty agreements used in similar industries.

We do not believe there have been any events or circumstances subsequent to July 31, 2009, which would require us to perform interim goodwill or trademark impairment reviews, except for the interim goodwill review we performed at Ibero as of September 30, 2009 because of a one-year acceleration of a ship transfer into Ibero. Based on this interim review, none of Ibero's $173 million of goodwill was considered impaired. We will continue to monitor the status of our Ibero operation since the Spanish economy and Spanish consumers' demand for vacations are among the most challenging in Europe.

The determination of our cruise line reporting unit fair values include numerous uncertainties. We believe that we have made reasonable estimates and judgments in determining whether our goodwill and trademarks have been impaired. However, if there is a material change in assumptions used in our determination of fair values or if there is a material change in the conditions or circumstances influencing fair values, we could be required to recognize a material impairment charge.

Changes to our goodwill carrying amounts since November 30, 2007 were substantially all due to changes resulting from using different foreign currency translation rates at each balance sheet date.

**Derivative Instruments and Hedging Activities**

In March 2008, the Financial Accounting Standards Board ("FASB") issued a statement which requires entities to provide greater transparency in interim and annual financial statements about how and why the entity uses derivative instruments, how the instruments and related hedged items are accounted for, and how the instruments and related hedged items affect the financial position, results of operations, and cash flows of the entity. We adopted this new statement effective December 1, 2008.

We utilize derivative and nonderivative financial instruments, such as foreign currency forwards, options and swaps, foreign currency debt obligations and foreign currency cash balances, to manage our exposure to fluctuations in foreign currency exchange rates, and interest rate swaps to manage our interest rate exposure in order to achieve a desired proportion of floating and fixed rate debt. Our policy is to not use any financial instruments for trading or other speculative purposes.

All derivatives are recorded at fair value, and the changes in fair value are immediately included in earnings if the derivatives do not qualify as effective hedges. If a derivative is designated as a fair value hedge, then changes in the fair value of the derivative are offset against the changes in the fair value of the underlying hedged item. If a derivative is designated as a cash flow hedge, then the effective portion of the changes in the fair value of the derivative are recognized as a component of AOCI until the underlying hedged item is recognized in earnings or the forecasted transaction is no longer probable of occurring. If a derivative or a nonderivative financial instrument is designated as a hedge of our net investment in a foreign operation, then changes in the fair value of the financial instrument are recognized as a component of AOCI to offset a portion of the change in the translated value of the net investment being hedged, until the investment is sold or liquidated. We formally document hedging relationships for all derivative and nonderivative hedges and the underlying hedged items, as well as our risk management objectives and strategies for undertaking the hedge transactions.

We classify the fair value of all our derivative contracts and the fair value of our hedged firm commitments as either current or long-term, which are included in prepaid expenses and other assets and accrued and other liabilities, depending on whether the maturity date of the derivative contract is within or beyond one year from the balance sheet date. The cash flows from derivatives treated as hedges are classified in our accompanying Consolidated Statements of Cash Flows in the same category as the item being hedged.

The effective portions of our foreign currency derivative gains on cash flow hedges and losses on net investment hedges recognized in other comprehensive income in fiscal 2009 were $101 million and $49 million, respectively. We have not provided disclosures of the impact that derivative instruments and hedging activities have on our financial statements as of and for the year ended November 30, 2009 where such impact is not significant. There are no amounts excluded from the assessment of hedge effectiveness and there are no credit risk related contingent features in our derivative agreements. The amount of estimated cash flow hedges' unrealized gains and losses which are expected to be reclassified to earnings in the next twelve months is not significant.

**Foreign Currency Exchange Rate Risk**

**Operational and Investment Currency Risk**

We manage our exposure to fluctuations in foreign currency exchange rates through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets and, when considered appropriate, through the use of derivative and nonderivative financial instruments. Our focus is to manage the economic risks faced by our operations, which are the ultimate foreign currency exchange risks that would be realized by us if we exchanged one currency for another, and not the accounting risks. Accordingly, we do not currently hedge these accounting risks with financial instruments. The financial impacts of the hedging instruments we do employ are generally offset by corresponding changes in the underlying exposures being hedged.

The growth of our European and Australian brands subjects us to an increasing level of foreign currency translation risk related to the euro, sterling and Australian dollar because these brands generate significant revenues and incur significant expenses in euro, sterling or the Australian dollar. Accordingly, exchange rate fluctuations of the euro, sterling or Australian dollar against the U.S. dollar will affect our reported financial results since the reporting currency for our consolidated financial statements is the U.S. dollar. Any strengthening of the U.S. dollar against these foreign currencies has the financial statement effect of decreasing the U.S. dollar values reported for cruise revenues and cruise expenses in our accompanying Consolidated Statements of Operations. Weakening of the U.S. dollar has the opposite effect.

Most of our brands have non-functional currency risk related to their international sales operations, which has become an increasingly larger part of most of their businesses over time, and primarily includes the same currencies noted above, as well as the U.S. and Canadian dollars. In addition, all of our brands have non-functional currency expenses for a portion of their operating expenses. Accordingly, a weakening of the U.S. dollar against these currencies results in both increased revenues and increased expenses, and the strengthening of the U.S. dollar against these currencies has the opposite effect, resulting in some degree of natural offset due to currency exchange movements within our accompanying Consolidated Statements of Operations for these transactional currency gains and losses.

We consider our investments in foreign operations to be denominated in relatively stable currencies and of a long-term nature. We partially address our net investment currency exposures by denominating a portion of our debt, including the effect of foreign currency forwards and swaps, in our foreign operations' functional currencies (generally the euro or sterling). As of November 30, 2009 and 2008, we have designated $2.0 billion and $1.6 billion of our euro debt and $362 million and $343 million of our sterling debt and other obligations, respectively, which mature through 2019, as nonderivative hedges of our net investments in foreign operations. Accordingly, we have included $88 million of cumulative foreign currency transaction losses and

$319 million of cumulative foreign currency transaction gains in the cumulative translation adjustment component of AOCI at November 30, 2009 and 2008, respectively, which offsets a portion of the gains and losses recorded in AOCI upon translating our foreign operations' net assets into U.S. dollars.

#### Newbuild Currency Risk

More than 60% of our newbuild capacity on order at November 30, 2009 is for those of our European or North American brands for which we do not have significant currency risk because all of these ships are contracted for in euros or U.S. dollars, which are the functional currencies of these brands. However, our U.S. dollar and sterling functional currency brands have foreign currency exchange rate risks related to our outstanding or possible future commitments under ship construction contracts denominated in euros. These foreign currency commitments are affected by fluctuations in the value of the functional currency as compared to the currency in which the shipbuilding contract is denominated. We use foreign currency contracts and have used nonderivative financial instruments to manage foreign currency exchange rate risk for some of our ship construction contracts. Accordingly, changes in the fair value of these foreign currency contracts offset changes in the fair value of the foreign currency denominated ship construction commitments, thus resulting in the elimination of such risk.

Our decisions regarding whether or not to hedge a given ship commitment for our North American and UK brands are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility, exchange rate correlation, economic trends and other offsetting risks.

The cost of shipbuilding orders that we may place in the future for our cruise lines that generate their cash flows in a currency that is different than the shipyard's operating currency, which is generally the euro, is expected to be affected by foreign currency exchange rate fluctuations. Given the movement in the U.S. dollar and sterling relative to the euro over the past several years, the U.S. dollar and sterling cost to order new cruise ships has been volatile. If the U.S. dollar or sterling declines against the euro, this may affect our desire to order future new cruise ships for U.S. dollar or sterling functional currency brands.

#### Interest Rate Risks

We manage our exposure to fluctuations in interest rates through our investment and debt portfolio management strategies. These strategies include purchasing high quality short-term investments with floating interest rates, and evaluating our debt portfolio to make periodic adjustments to the mix of floating and fixed rate debt through the use of interest rate swaps and the issuance of new debt. At November 30, 2009, 71% and 29% (74% and 26% at November 30, 2008) of our debt bore fixed and floating interest rates, respectively, including the effect of interest rate swaps.

#### Fuel Price Risks

We do not use financial instruments to hedge our exposure to fuel price risks.

### Concentrations of Credit Risk

As part of our ongoing control procedures, we monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Our maximum exposure under foreign currency contracts and interest rate swap agreements that are in-the-money is the replacement cost, which includes the value of the contracts, in the event of nonperformance by the counterparties to the contracts, all of which are currently our lending banks. We seek to minimize credit risk exposure, including counterparty nonperformance primarily associated with our cash equivalents, investments, committed financing facilities, contingent obligations, derivative instruments, insurance contracts and new ship progress payment guarantees, by normally conducting business with large, well-established financial institutions and insurance companies that have long-term credit ratings of A or above, and by diversifying our counterparties. In addition, we have established guidelines regarding credit ratings and investment maturities that we follow to help maintain liquidity and minimize risk. We normally do require collateral and/or guarantees to support notes receivable on significant asset sales, long-term ship charters and new ship progress payments to shipyards. We do not currently anticipate nonperformance by any of our significant counterparties.

We also monitor the creditworthiness of foreign travel agencies and tour operators to which we extend credit in the normal course of our business. Concentrations of credit risk associated with these receivables are considered minimal, primarily due to their short maturities and the large number of unrelated accounts within our customer base. We have experienced only minimal credit losses on our trade receivables. We do not normally require collateral or other security to support normal credit sales.

Finally, if the shipyard with which we have contracts to build our ships is unable to perform, we would be required to perform under our foreign currency forwards and options related to these shipbuilding contracts. Accordingly, if the shipyard is unable to perform we may have to discontinue the accounting for these currency forwards and options as hedges. However, we believe that the risk of shipyard nonperformance is remote.

**NOTE 11 – Segment Information**

Our cruise segment includes all of our cruise brands, which have been aggregated as a single reportable segment based on the similarity of their economic and other characteristics, including the products and services they provide. Substantially all of our other segment represents the hotel, tour and transportation operation of Holland America Princess Alaska Tours. The significant accounting policies of our segments are the same as those described in Note 2 – "Summary of Significant Accounting Policies." Information for our cruise and other segments as of and for the years ended November 30 was as follows (in millions):

| | Revenues(a) | Operating expenses | Selling and adminis-trative | Depreciation and amortization | Operating income(loss) | Capital expend-itures | Total assets |
|---|---|---|---|---|---|---|---|
| **2009** | | | | | | | |
| Cruise | $12,870 | $7,868 | $1,558 | $1,274 | $2,170 | $3,355 | $36,325 |
| Other | 427 | 376 | 32 | 35 | (16) | 25 | 510 (b) |
| Intersegment elimination | (140) | (140) | | | | | |
| | $13,157 | $8,104 | $1,590 | $1,309 | $2,154 | $3,380 | $36,835 |
| **2008** | | | | | | | |
| Cruise | $14,254 | $8,746 | $1,594 | $1,213 | $2,701 | $3,321 | $32,833 |
| Other | 561 | 462 | 35 | 36 | 28 | 32 | 567 (b) |
| Intersegment elimination | (169) | (169) | | | | | |
| | $14,646 | $9,039 | $1,629 | $1,249 | $2,729 | $3,353 | $33,400 |
| **2007** | | | | | | | |
| Cruise | $12,638 | $7,332 | $1,547 | $1,065 | $2,694 | $3,265 | $33,602 |
| Other | 553 | 454 | 32 | 36 | 31 | 47 | 579 (b) |
| Intersegment elimination | (158) | (158) | | | | | |
| | $13,033 | $7,628 | $1,579 | $1,101 | $2,725 | $3,312 | $34,181 |

(a) A portion of other segment revenues include revenues for the cruise portion of a tour, when a cruise is sold along with a land tour package by Holland America Princess Alaska Tours, and shore excursion and port hospitality services provided to cruise guests by this tour company. These intersegment revenues, which are included in full in the cruise segment, are eliminated directly against the other segment revenues and operating expenses in the line "Intersegment elimination."

(b) Other segment assets primarily included hotels and lodges in the state of Alaska and the Yukon Territory of Canada, motorcoaches used for sightseeing and charters and domed rail cars, which run on the Alaska railroad.

Foreign revenues for our cruise brands represent sales generated from outside the U.S. primarily by foreign tour operators and foreign travel agencies. Substantially all of our long–lived assets are located outside of the U.S. and consist principally of our ships and ships under construction.

Revenues by geographic area, which is based on where the guest is from, were as follows (in millions):

| | Years Ended November 30, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| North America | $ 6,855 | $ 8,090 | $ 7,803 |
| Europe | 5,119 | 5,443 | 4,355 |
| Others | 1,183 | 1,113 | 875 |
| | $13,157 | $14,646 | $13,033 |

## NOTE 12 – Benefit Plans

### Equity Plans

We issue our share-based compensation awards under the Carnival Corporation and Carnival plc stock plans, which have an aggregate of 37.1 million shares available for future grant at November 30, 2009. These plans allow us to issue stock options, restricted stock awards and restricted stock units (collectively "equity awards"). Equity awards are primarily granted to management level employees and members of our Boards of Directors. The plans are administered by a committee of our independent directors (the "Committee") that determines which employees are eligible to participate, the monetary value or number of shares for which equity awards are to be granted and the amounts that may be exercised or sold within a specified term. These plans allow us to fulfill our equity award obligations using shares purchased in the open market, or with unissued or treasury shares. Certain equity awards provide for accelerated vesting if we have a change in control, as defined.

Our total share-based compensation expense was $50 million in each of fiscal 2009 and 2008 and $64 million in fiscal 2007, of which $46 million, $44 million and $57 million has been included in our accompanying Consolidated Statements of Operations as selling, general and administrative expenses and $4 million, $6 million and $7 million as cruise payroll expenses in fiscal 2009, 2008 and 2007, respectively.

The fair values of options, which we granted in fiscal 2007, were estimated using the Black-Scholes option-pricing model. The Black-Scholes weighted-average values and assumptions for fiscal 2007 were as follows:

| | |
|---|---|
| Fair value of options at the dates of grant | $11.76 |
| Risk-free interest rate (a) | 4.9% |
| Expected dividend yield | 3.3% |
| Expected volatility (b) | 29.3% |
| Expected option life (in years) (c) | 5.0 |

*(See next page for footnotes.)*

(a) The risk-free interest rate was based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected option life assumed at the date of grant.

(b) The expected volatility was based on a weighting of the implied volatilities derived from our exchange traded options and convertible notes and the historical volatility of our common stock.

(c) The average expected life was based on the contractual term of the option and expected employee exercise behavior. Based on our assessment of employee groupings and observable behaviors, we determined that a single grouping was appropriate.

### Stock Option Plans

The Committee generally sets stock option exercise prices at 100% or more of the fair market value of the underlying common stock/ordinary shares on the date the option was granted. Stock options granted during fiscal 2007 were granted at an exercise price per share equal to the fair market value of the Carnival Corporation common stock and Carnival plc ordinary shares on the date of grant. Generally, employee options either vest evenly over five years or at the end of three years. Our employee options granted prior to October 2005 have a ten-year term and those options granted thereafter have a seven-year term. In the fourth quarter of fiscal 2007, the Committee decided to cease granting employee stock options, and to instead grant restricted stock units ("RSUs") or restricted stock awards ("RSAs") to our employee groups who were previously granted options. This change from options to RSUs or RSAs enables us to grant equity awards in a more uniform method to our employees. Since fiscal 2001, Carnival Corporation Board of Director options vest evenly over five years and have a ten-year term. In 2008, the Committee decided to also cease granting stock options to non-executive board members, and will instead grant them RSAs and/or RSUs.

A combined summary of Carnival Corporation and Carnival plc stock option activity during the year ended November 30, 2009 was as follows:

| | Shares | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term (in years) | Aggregate Intrinsic Value (a) (in millions) |
|---|---|---|---|---|
| Outstanding at November 30, 2008 | 16,688,152 | $42.03 | | |
| Exercised | (144,163) | $21.79 | | |
| Forfeited or expired | (1,197,732) | $44.74 | | |
| Outstanding at November 30, 2009 | 15,346,257 | $42.54 | 3.4 | $20 |
| Exercisable at November 30, 2009 | 13,883,830 | $41.61 | 3.3 | $20 |

(a) The aggregate intrinsic value represents the amount by which the fair value of underlying stock exceeds the option exercise price at November 30, 2009.

As of the dates of exercise, the total intrinsic value of options exercised in fiscal 2009, 2008 and 2007 was $1 million, $5 million and $31 million, respectively. As of November 30, 2009, there was $9 million of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.4 years.

### Restricted Stock Awards and Restricted Stock Units

RSAs generally have the same rights as Carnival Corporation common stock, except for transfer restrictions and forfeiture provisions. RSAs have been granted to certain officers and non-executive board members and either have three or five-year cliff vesting or vest evenly over five years after the grant date. In addition, Carnival Corporation and Carnival plc grant RSUs that vest evenly over five years or at the end of three or five years after the grant date and accrue dividend equivalents on each outstanding RSU, in the form of additional RSUs, based on dividends declared. The share-based compensation expense associated with RSAs and RSUs is based on the quoted market price of the Carnival Corporation or Carnival plc shares on the date of grant, and is amortized to expense using the straight-line method from the grant date through the earlier of the vesting date or the estimated retirement eligibility date.

During the year ended November 30, 2009, RSA and RSU activity was as follows:

| | Restricted Stock Awards | | Restricted Stock Units | |
|---|---|---|---|---|
| | Shares | Weighted-Average Grant Date Fair Value | Shares | Weighted-Average Grant Date Fair Value |
| Outstanding at November 30, 2008 | 955,195 | $ 47.63 | 1,433,790 | $ 45.68 |
| Granted | 453,705 | $ 24.33 | 1,282,882 | $ 23.97 |
| Vested | (179,873) | $ 45.30 | (182,454) | $ 51.37 |
| Forfeited | | | (127,565) | $ 39.19 |
| Outstanding at November 30, 2009 | 1,229,027 | $ 39.37 | 2,406,653 | $ 34.02 |

The total grant date fair value of RSAs and RSUs vested was $18 million, $11 million and $9 million in fiscal 2009, 2008 and 2007, respectively. As of November 30, 2009, there was $35 million of total unrecognized compensation cost related to RSAs and RSUs. This cost is expected to be recognized over a weighted-average period of 1.7 years.

**Defined Benefit Pension Plans**

We have several single-employer defined benefit pension plans, which cover some of our shipboard and shoreside employees. The U.S. and UK shoreside employee plans are closed to new membership and are funded at or above the level required by U.S. or UK regulations. The remaining defined benefit plans are primarily unfunded. In determining all of our plans' benefit obligations at November 30, 2009 and 2008, we assumed weighted-average discount rates of 5.4% and 7.1%, respectively. The net assets or liabilities related to the obligations under these single-employer defined benefit pension plans are not material.

In addition, P&O Cruises, Princess and Cunard participate in an industry-wide British Merchant Navy Officers Pension Fund ("MNOPF" or the "fund"), a defined benefit multiemployer pension plan available to certain of their British shipboard officers. The MNOPF is divided into two sections, the "New Section" and the "Old Section," each of which covers a different group of participants, with the Old Section closed to further benefit accrual and the New Section only closed to new membership. At November 30, 2009, the New Section was estimated to have a funding deficit.

Substantially all of any MNOPF New Section deficit liability which we may have relates to the obligations of P&O Cruises and Princess, which existed prior to the combination in 2003 of Carnival Corporation's and Carnival plc's businesses into a DLC. However, since the MNOPF New Section is a multiemployer plan and it was not probable that we would withdraw from the plan nor was our share of the liability certain, we could not record our estimated share of the ultimate deficit as a Carnival plc acquisition liability that existed at the DLC transaction date. The amount of our share of the fund's ultimate deficit could vary considerably if different pension assumptions and/or estimates were used. Therefore, we expense our portion of any deficit as amounts are invoiced by, and become due and payable to, the fund's trustee. In 2007, we received a special assessment invoice from the fund's trustee for what the trustee calculated to be our additional share of the entire MNOPF New Section liability, based on their most recent actuarial valuation. Accordingly, we recorded the full invoiced liability of $20 million in cruise payroll and related expense in 2007. We expect to receive another special assessment invoice in 2010, although the amount of such invoice is not currently determinable. It is still possible that the fund's trustee may invoice us for additional amounts after 2010, if they believe the fund requires further contributions.

As of the DLC formation date in April 2003 and through November 30, 2007, the MNOPF's Old Section had a funding surplus and, accordingly, no expenses had been recorded for this section of the plan in our financial statements. We believe that while the Old Section had a funding deficit at November 30, 2008, this deficit has reverted to a surplus at November 30, 2009. If the Old Section has a funding deficit in the future, then it could result in the fund's trustee invoicing us for amounts, if they believe the fund requires further contributions. We will record any required Old Section contributions in the same manner as the New Section. Our share of the Old Section deficit, if any, which covers predecessor employers' officers prior to 1978, is not currently known and, accordingly, the amount of any such contribution is not currently determinable.

Total expense for all defined benefit pension plans, including multiemployer plans, was $36 million, $42 million and $55 million in fiscal 2009, 2008 and 2007, respectively.

On November 30, 2007, we adopted a new accounting standard related to accounting for defined benefit pension plans. This standard required us, upon adoption, to recognize the funded status of our defined benefit single employer pension plans. Accordingly, as of November 30, 2007, we recorded an increase in our pension plan assets and liabilities of $17 million and $24 million, respectively, and a reduction to AOCI of $7 million. The adoption of this standard had no effect on our accompanying Consolidated Statement of Operations for fiscal 2007, and it will not affect our results of operations in future periods.

### Defined Contribution Plans

We have several defined contribution plans available to most of our employees. We contribute to these plans based on employee contributions, salary levels and length of service. Total expense for these plans was $16 million, $22 million and $18 million in fiscal 2009, 2008 and 2007, respectively.

## NOTE 13 – Earnings Per Share

Our basic and diluted earnings per share were computed as follows (in millions, except per share data):

| | Years Ended November 30, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Net income | $1,790 | $2,330 | $2,408 |
| Interest on dilutive convertible notes | 12 | 34 | 34 |
| Net income for diluted earnings per share | $1,802 | $2,364 | $2,442 |
| Weighted-average common and ordinary shares outstanding | 787 | 786 | 793 |
| Dilutive effect of convertible notes | 15 | 28 | 33 |
| Dilutive effect of equity plans | 2 | 2 | 2 |
| Diluted weighted-average shares outstanding | 804 | 816 | 828 |
| Basic earnings per share | $ 2.27 | $ 2.96 | $ 3.04 |
| Diluted earnings per share | $ 2.24 | $ 2.90 | $ 2.95 |
| Anti-dilutive stock options excluded from diluted earnings per share computations | 14 | 12 | 8 |

**NOTE 14 – Supplemental Cash Flow Information**

Total cash paid for interest was $403 million, $449 million and $414 million in fiscal 2009, 2008 and 2007, respectively. In addition, cash paid for income taxes was $27 million, $23 million and $14 million in fiscal 2009, 2008 and 2007, respectively. Finally, in 2007 $8 million of our convertible notes were converted through a combination of the issuance of Carnival Corporation treasury stock and newly issued Carnival Corporation common stock, which represented a noncash financing activity.

**NOTE 15 – Acquisition**

In September 2007, we entered into an agreement with Orizonia Corporation, Spain's largest travel company, to operate Ibero, a Spanish cruise line, for an investment of $403 million, which we funded with $146 million of cash and $257 million in proceeds that Ibero borrowed under a portion of our principal revolver. Orizonia contributed $49 million of assets, principally trademarks and goodwill, for their 25% interest in the venture. Ibero operated two contemporary Spanish cruise ships in September 2007, the 834-passenger capacity *Grand Voyager*, and the 1,244-passenger capacity *Grand Mistral*, which were built in 2000 and 1999, respectively. For reporting purposes, we have included Ibero's results of operations within our consolidated financial results since September 1, 2007. The pro forma impact of including Ibero in our results as if the acquisition took place on December 1, 2006 has not been presented due to its immaterial effect.

The 2007 acquisition was accounted for as a business purchase combination using the purchase method of accounting. The purchase price was allocated to tangible and identifiable intangible assets acquired based on their estimated fair values at the acquisition date. The $451 million purchase price was allocated as follows: $254 million to ships, $161 million to goodwill, $35 million to trademarks and $1 million to other. In July 2009, we purchased the remaining 25% interest in Ibero that we did not own for $33 million, which approximated this minority interests' carrying value.

**NOTE 16 – Recent Accounting Pronouncement**

In May 2008, the FASB issued a staff position that requires the issuer of certain convertible debt instruments that may be settled in cash, or other assets, on conversion to separately account for the debt and equity components in a manner that reflects the issuer's non-convertible debt borrowing rate. This pronouncement was adopted by us on December 1, 2009 on a retrospective basis. The impact of adopting this pronouncement will not have any effect on previously reported diluted earnings per share. However, our net income for the years ended November 30, 2008 and 2007 will be reduced by approximately $5 million and $13 million, respectively. In addition, as of November 30, 2007 our additional paid-in capital will be increased by approximately $210 million, which will be almost fully offset by a $205 million reduction in our retained earnings.

## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO Framework"). Based on our evaluation under the COSO Framework, our management concluded that our internal control over financial reporting was effective as of November 30, 2009.

PricewaterhouseCoopers LLP, the independent registered certified public accounting firm that audited our consolidated financial statements, has also audited the effectiveness of our internal control over financial reporting as of November 30, 2009 as stated in their report, which is included in this 2009 Annual Report.



Micky Arison
Chairman of the Board and
Chief Executive Officer
January 28, 2010



Howard S. Frank
Vice Chairman of the Board
and Chief Operating Officer
January 28, 2010



David Bernstein
Senior Vice President and
Chief Financial Officer
January 28, 2010

**REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM**

To the Boards of Directors and Shareholders of Carnival Corporation and Carnival plc:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Carnival Corporation & plc (comprising Carnival Corporation and Carnival plc and their respective subsidiaries, the "Company") at November 30, 2009 and November 30, 2008, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 12 to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit pension plans effective November 30, 2007. In addition, as discussed in Note 8 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertainty in income taxes effective December 1, 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



Miami, Florida
January 28, 2010

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### Cautionary Note Concerning Factors That May Affect Future Results

Some of the statements, estimates or projections contained in this 2009 Annual Report are "forward-looking statements" that involve risks, uncertainties and assumptions with respect to us, including some statements concerning future results, outlooks, plans, goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have tried, whenever possible, to identify these statements by using words like "will," "may," "could," "should," "would," "believe," "expect," "anticipate," "forecast," "future," "intend," "plan," "estimate" and similar expressions of future intent or the negative of such terms.

Because forward-looking statements involve risks and uncertainties, there are many factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in this 2009 Annual Report. Forward-looking statements include those statements which may impact, among other things, the forecasting of our earnings per share, net revenue yields, booking levels, pricing, occupancy, operating, financing and tax costs, fuel expenses, costs per available lower berth day ("ALBD"), estimates of ship depreciable lives and residual values, liquidity, goodwill and trademark fair values and outlook. These factors include, but are not limited to, the following:

- general economic and business conditions, including fuel price increases, high unemployment rates, and declines in the securities, real estate and other markets, and perceptions of these conditions, may adversely impact the levels of our potential vacationers' discretionary income and net worth and this group's confidence in their country's economy;
- fluctuations in foreign currency exchange rates, particularly the movement of the U.S. dollar against the euro, sterling and the Australian and Canadian dollars;
- the international political climate, armed conflicts, terrorist and pirate attacks and threats thereof, and other world events affecting the safety and security of travel;
- competition from and overcapacity in both the cruise ship and land-based vacation industries;
- lack of acceptance of new itineraries, products and services by our guests;
- changing consumer preferences;
- our ability to attract and retain qualified shipboard crew and maintain good relations with employee unions;
- accidents, the spread of contagious diseases and threats thereof, adverse weather conditions or natural disasters, such as hurricanes and earthquakes, and other incidents (including, but not limited to, ship fires and machinery and equipment failures or improper operation thereof), which could cause, among other things, individual or multiple port closures, injury, death, alteration of cruise itineraries or cancellation of a cruise or series of cruises or tours;
- adverse publicity concerning the cruise industry in general, or us in particular, including any adverse impact that cruising may have on the marine environment;
- changes in and compliance with laws and regulations relating to the protection of disabled persons, employment, environmental, health, safety, security, tax and other regulatory regimes under which we operate;
- increases in global fuel demand and pricing, fuel supply disruptions and/or other events on our fuel and other expenses, liquidity and credit ratings;
- increases in our future fuel expenses from implementing approved International Maritime Organization regulations, which require the use of higher priced low sulfur fuels in certain cruising areas, including the proposed establishment of a U.S. and Canadian Emissions Control Area ("ECA"), which will, if established, change the specification and increase the price of fuel that ships will be required to use within this ECA;
- changes in financing and operating costs, including changes in interest rates and food, insurance, payroll and security costs;

- our ability to implement our shipbuilding programs and ship maintenance, repairs and refurbishments, including ordering additional ships for our cruise brands from shipyards, on terms that are favorable or consistent with our expectations;
- the continued strength of our cruise brands and our ability to implement our brand strategies;
- additional risks associated with our international operations not generally applicable to our U.S. operations;
- the pace of development in geographic regions in which we try to expand our business;
- whether our future operating cash flow will be sufficient to fund future obligations and whether we will be able to obtain financing, if necessary, in sufficient amounts and on terms that are favorable or consistent with our expectations;
- our counterparties' ability to perform;
- continuing financial viability of our travel agent distribution system, air service providers and other key vendors and reductions in the availability of and increases in the pricing for the services and products provided by these vendors;
- our decisions to self-insure against various risks or our inability to obtain insurance for certain risks at reasonable rates;
- disruptions and other damages to our information technology networks and operations;
- lack of continuing availability of attractive, convenient and safe port destinations; and
- risks associated with the DLC structure.

Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant listing rules, we expressly disclaim any obligation to disseminate, after the date of this 2009 Annual Report, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

**Executive Overview**

We generated $1.8 billion of net income and $3.3 billion of cash from operations in the face of the most challenging economic environment in our history, including significantly increased unemployment rates, the deterioration in consumer confidence, travel restrictions to Mexico due to the flu virus and a significant reduction in discretionary spending, which ultimately led to the largest one-year cruise pricing decline in our history. We believe that our relatively strong performance is in part due to our guests' understanding of the outstanding value that a cruise vacation has to offer. Consistent with our strategy to continue to increase our penetration of developing and emerging growth markets, we had an 8.2% increase in our European, Australian, New Zealand and Asian passenger capacities, whereas our North American passenger capacity grew by 3.9%, resulting in a worldwide capacity increase of 5.4% in 2009. We were particularly pleased with our European brands, who, despite the significant capacity increase, managed to achieve a relatively moderate yield decline in this extremely difficult year.

A significant portion of the adverse impact of our net revenue yield decreases were offset by decreased fuel costs in 2009 driven by both lower fuel prices and lower fuel consumption as a result of fuel conservation initiatives, as well as other cost containment programs. We are working diligently to maintain our cost efficient ownership culture. There are a variety of actions that we are taking that are expected to continue to improve our cost structure in 2010, including continuing to focus on reducing fuel consumption and leveraging our size to obtain economies of scale and additional synergies.

We believe that the cruise industry is characterized by relatively low market penetration levels, among other things and, accordingly, it has additional growth potential. In order to capture some of this growth potential, as of January 28, 2010 we had contracts with three shipyards providing for the construction of 13 additional cruise ships, the majority of which have been designated for our European brands (see Note 6 in the accompanying consolidated financial statements). These new ships, together with the continuing investments we make in our existing fleet, should help us maintain our leadership position in the world-wide cruise industry.

The year-over-year percentage increase in our ALBD capacity for fiscal 2010, 2011 and 2012 is currently expected to be 7.7%, 5.1% and 4.6%, respectively. The above percentage increases result primarily from contracted new ships entering service and exclude any unannounced future ship orders, acquisitions, retirements, charters or sales. Accordingly, the scheduled withdrawal from service of *Costa Europa* in April 2010 and P&O Cruises' *Artemis* in April 2011 have been reflected in these percentages.

### Outlook For Fiscal 2010

As of December 18, 2009, we said that we expected our fully diluted earnings per share for the 2010 full year and first quarter would be in the ranges of $2.10 to $2.30 and $0.08 to $0.12, respectively. Our guidance was based on the assumptions in the table below.

As of January 25, 2010, updated only for the current assumptions in the table below and the $0.05 per share gain we recognized on the sale of *Artemis* in the 2010 first quarter (see Note 4 in the accompanying consolidated financial statements for additional discussion), our fully diluted earnings per share for the 2010 full year would decrease by $0.10 and our fully diluted earnings per share for the 2010 first quarter would increase by $0.02.

| | 2010 Assumptions | |
|---|---|---|
| | December 18, 2009 | January 25, 2010 |
| First quarter fuel cost per metric ton | $ 474 | $ 502 |
| Full year fuel cost per metric ton | $ 472 | $ 499 |
| Currencies | | |
| U.S. dollar to €1 | $1.45 | $1.42 |
| U.S. dollar to £1 | $1.63 | $1.62 |

The above forward-looking statements involve risks and uncertainties. Various factors could cause our actual results to differ materially from those expressed above including, but not limited to, economic and business conditions, foreign currency exchange rates, fuel prices, adverse weather conditions, spread of contagious diseases, regulatory changes, geopolitical and other factors that could adversely impact our revenues, costs and expenses. You should read the above forward-looking statement together with the discussion of these and other risks under "Cautionary Note Concerning Factors That May Affect Future Results."

### Critical Accounting Estimates

Our critical accounting estimates are those which we believe require our most significant judgments about the effect of matters that are inherently uncertain. A discussion of our critical accounting estimates, the underlying judgments and uncertainties used to make them and the likelihood that materially different estimates would be reported under different conditions or using different assumptions is as follows:

#### Ship Accounting

Our most significant assets are our ships and ships under construction, which represent 78% of our total assets. We make several critical accounting estimates dealing with our ship accounting. First, we compute our ships' depreciation expense, which represented 11% of our cruise costs and expenses in fiscal 2009 and which requires us to estimate the average useful life of each of our ships as well as their residual values. Secondly, we account for ship improvement costs by capitalizing those costs which we believe will add value to our ships and depreciate those improvements over their or the ships' estimated remaining useful life, whichever is shorter, while expensing repairs and maintenance and minor improvement costs as they are incurred. Finally, when we record the retirement of a ship component that is included within the ship's cost basis, we may have to estimate the net book value of the asset being retired in order to remove it from the ship's cost basis.

We determine the average useful life of our ships and their residual values based primarily on our estimates of the weighted-average useful lives and residual values of the ships' major component systems, such as cabins, engines and hull. In addition, we consider, among other things, long-term vacation market conditions, competition and historical useful lives of similarly-built ships. We have estimated our ships' weighted-average useful lives at 30 years and their average residual values at 15% of our original ship cost.

Given the size and complexity of our ships, ship accounting estimates require considerable judgment and are inherently uncertain. We do not have cost segregation studies performed to specifically componentize our ships. In addition, since we do not separately componentize our ships, we do not identify and track depreciation of specific original ship components. Therefore, we have to estimate the net book value of components that are retired, based primarily upon their replacement cost, their age and their original estimated useful lives.

If materially different conditions existed, or if we materially changed our assumptions of ship lives and residual values, our depreciation expense or loss on retirement of ship components and net book value of our ships would be materially different. In addition, if we change our assumptions in making our determinations as to whether improvements to a ship add value, the amounts we expense each year as repair and maintenance costs could increase, which would be partially offset by a decrease in depreciation expense, resulting from a reduction in capitalized costs. Our fiscal 2009 ship depreciation expense would have increased by an estimated $32 million for every year we reduced our estimated average 30 year ship useful life. In addition, if our ships were estimated to have no residual value, our fiscal 2009 depreciation expense would have increased by approximately $160 million.

We believe that the estimates we made for ship accounting purposes are reasonable and our methods are consistently applied in all material respects and, accordingly, result in depreciation expense that is based on a rational and systematic method to equitably allocate the costs of our ships to the periods during which they are used. In addition, we believe that the estimates we made are reasonable and our methods consistently applied in all material respects (1) in determining the average useful life and average residual values of our ships; (2) in determining which ship improvement costs add value to our ships; and (3) in determining the net book value of ship component assets being retired. Finally, we believe our critical ship accounting estimates are generally comparable with those of other major cruise companies.

**Asset Impairments**

Impairment reviews of our ships and goodwill and trademarks require us to make significant estimates to determine the fair values of these assets or reporting units. See Note 10 in the accompanying consolidated financial statements.

The determination of fair value includes numerous uncertainties, unless a viable actively traded market exists for the asset or for a comparable reporting unit, which is usually not the case for cruise ships, cruise lines and trademarks. For example, our ship fair values are typically estimated based upon comparable ship sale prices and other comparable ship values in inactive markets. In determining fair values of reporting units utilizing discounted future cash flow analysis, significant judgments are made related to forecasting future operating results, including net revenue yields, net cruise costs including fuel prices, capacity increases, weighted-average cost of capital for comparable publicly-traded companies, terminal values, cruise itineraries, technological changes, consumer demand, governmental regulations and the effects of competition, among others. In addition, third party appraisers are sometimes used to help determine fair values of ships, trademarks and cruise lines, and their valuation methodologies are also typically subject to uncertainties similar to those discussed above.

In addition, in determining our trademark fair values we also use discounted future cash flow analysis, which requires some of the same significant judgments discussed above. Specifically, determining the estimated amount of royalties avoided by our ownership of the trademark is based on forecasted cruise revenues and estimated royalty rates based on comparable royalty agreements used in similar industries.

We believe that we have made reasonable estimates and judgments in determining whether our ships, goodwill and trademarks have been impaired. However, if there is a material change in the assumptions used in our determination of fair value, or if there is a material change in the conditions or circumstances influencing fair value, we could be required to recognize a material impairment charge.

**Contingencies**

We periodically assess the potential liabilities related to any lawsuits or claims brought against us, as well as for other known unasserted claims, including environmental, legal, guest and crew, and tax matters. While it is typically very difficult to determine the timing and ultimate outcome of these matters, we use our best judgment to determine if it is probable, or more likely than not ("MLTN") for income tax matters, that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable or MLTN loss, if any, can be made. In assessing probable losses, we make estimates of the amount of probable insurance recoveries, if any, which are recorded as assets. We accrue a liability when we believe a loss is probable or MLTN for income tax matters, and the amount of the loss can be reasonably estimated in accordance with U.S. generally accepted accounting principles. Such accruals are typically based on developments to date, management's estimates of the outcomes of these matters, our experience in contesting, litigating and settling other non-income tax similar matters, historical claims experience and actuarially determined assumptions of liabilities, and any related insurance coverages. See Notes 7 and 8 in the accompanying consolidated financial statements for additional information concerning our contingencies.

Given the inherent uncertainty related to the eventual outcome of these matters and potential insurance recoveries, it is possible that all or some of these matters may be resolved for amounts materially different from any provisions or disclosures that we may have made with respect to their resolution. In addition, as new information becomes available, we may need to reassess the amount of asset or liability that needs to be accrued related to our contingencies. All such revisions in our estimates could materially impact our results of operations and financial position.

**Results of Operations**

We earn our cruise revenues primarily from the following:

- sales of passenger cruise tickets and, in some cases, the sale of air and other transportation to and from our ships. The cruise ticket price includes accommodation, most meals, some non-alcoholic beverages, most onboard entertainment and many onboard activities, and
- sales of goods and services primarily onboard our ships not included in the cruise ticket price (which include, among other things, bar and some beverage sales, shore excursions, casino gaming, gift shop, photo and art sales, internet and spa services, and cellular phone and telephone usage) and pre and post-cruise land packages. These goods and services are provided either directly by us or by independent concessionaires, from which we receive a percentage of their revenues or a fee.

We incur cruise operating costs and expenses for the following:

- the costs of passenger cruise bookings, which represent costs that vary directly with passenger cruise ticket revenues, and include travel agent commissions, air and other transportation related costs and credit card fees,
- onboard and other cruise costs, which represent costs that vary directly with onboard and other revenues, and include the costs of liquor and some beverages, costs of tangible goods sold by us from our gift shop, photo and art sales activities, communication costs, costs of pre and post-cruise land packages and credit card fees. Concession revenues do not have significant associated expenses because the costs and services incurred for concession revenues are borne by our concessionaires,

- payroll and related costs, which represent costs for all our shipboard personnel, including deck and engine officers and crew and hotel and administrative employees,
- fuel costs, which include fuel delivery costs,
- food costs, which include both our guest and crew food costs, and
- other ship operating costs, which include port costs, repairs and maintenance, including minor improvements and dry-dock expenses, hotel supplies, crew travel, entertainment and all other shipboard operating costs and expenses.

For segment information related to our revenues, expenses, operating income and other financial information see Note 11 in the accompanying consolidated financial statements.

**Selected Cruise and Other Information**

Selected cruise and other information was as follows:

| | Years Ended November 30, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Passengers carried (in thousands) | 8,519 | 8,183 | 7,672 |
| Occupancy percentage (a) | 105.5% | 105.7% | 105.6% |
| Fuel consumption (metric tons in thousands) | 3,184 | 3,179 | 3,033 |
| Fuel cost per metric ton (b) | $ 363 | $ 558 | $ 361 |
| Currencies | | | |
| U.S. dollar to €1 | $ 1.39 | $ 1.49 | $ 1.36 |
| U.S. dollar to £1 | $ 1.56 | $ 1.90 | $ 2.00 |

(a) In accordance with cruise industry practice, occupancy is calculated using a denominator of two passengers per cabin even though some cabins can accommodate three or more passengers. Percentages in excess of 100% indicate that on average more than two passengers occupied some cabins.

(b) Fuel cost per metric ton is calculated by dividing the cost of fuel by the number of metric tons consumed.

**Fiscal 2009 ("2009") Compared to Fiscal 2008 ("2008")**

**Revenues**

Our total revenues decreased $1.5 billion, or 10.2%, to $13.2 billion in 2009 from $14.6 billion in 2008. Cruise ticket prices and onboard and other revenues declined by $2.1 billion primarily due to the adverse impact of the economic downturn, as well as a stronger U.S. dollar against the euro and sterling compared to 2008. In addition, the U.S. Center for Disease Control and Prevention's ("CDC's") recommendations against non-essential travel to Mexico as a result of the flu virus also adversely impacted our revenues because we had to alter several of our cruise ships' itineraries. This revenue decrease was partially offset by $765 million from our 5.4% capacity increase in ALBDs (see "Key Performance Non-GAAP Financial Indicators" below).

Onboard and other revenues included concession revenues of $881 million in 2009 and $924 million in 2008. Onboard and other revenues decreased $159 million in 2009 compared to 2008, primarily because of lower onboard spending for all of the major onboard revenue-producing activities primarily as a result of the adverse impact of the economic downturn, as well as the impact of the stronger U.S. dollar against the euro and sterling compared to 2008. The lower onboard and other spending was partially offset by $163 million from our 5.4% increase in ALBDs.

**Costs and Expenses**

Operating costs decreased $935 million, or 10.3%, to $8.1 billion in 2009 from $9.0 billion in 2008. This decrease was primarily due to lower fuel prices of $621 million, the impact of the stronger U.S. dollar against the euro and sterling, decreased commissions as a result of our lower ticket revenues and lower fuel consumption, as a result of fuel saving initiatives compared to 2008. This decrease was partially offset by $323 million as a result of increased capacity driven by our 5.4% increase in ALBDs.

Selling and administrative expenses decreased $39 million, or 2.4%, to $1.6 billion in 2009. The decrease was primarily caused by the stronger U.S. dollar against the euro and sterling and the impact of cost containment initiatives, partially offset by $87 million from our 5.4% increase in ALBDs.

Depreciation and amortization expense increased $60 million, or 4.8%, to $1.3 billion in 2009 from $1.2 billion in 2008, caused by $67 million from our 5.4% increase in ALBDs through the addition of new ships, and additional ship improvement expenditures, partially offset by the impact of the stronger U.S. dollar against the euro and sterling.

Our total costs and expenses as a percentage of revenues increased to 83.6% in 2009 from 81.4% in 2008.

**Operating Income**

Our operating income decreased $575 million to $2.2 billion in 2009 from $2.7 billion in 2008 primarily because of the reasons discussed above.

**Nonoperating (Expense) Income**

Net interest expense, excluding capitalized interest, decreased $27 million to $403 million in 2009 from $430 million in 2008. On a constant dollar basis, as defined below, this decrease was due to a $76 million decrease in interest expense from lower average interest rates on average borrowings, partially offset by a $39 million increase from a higher level of average borrowings and a $21 million decrease in interest income due to lower average interest rates on lower invested balances compared to 2008. In addition, net interest expense decreased by $11 million as a result of the stronger U.S. dollar against the euro and sterling compared to 2008. Capitalized interest decreased $15 million during 2009 compared to 2008 primarily due to lower average levels of investment in ship construction projects.

**Income Taxes**

Income tax expense decreased $31 million to $16 million in 2009 from $47 million in 2008, primarily because of an increase in the release of uncertain income tax position liabilities, which were no longer required.

**Key Performance Non-GAAP Financial Indicators**

ALBDs is a standard measure of passenger capacity for the period, which we use to perform rate and capacity variance analyses to determine the main non-capacity driven factors that cause our cruise revenues and expenses to vary. ALBDs assume that each cabin we offer for sale accommodates two passengers and is computed by multiplying passenger capacity by revenue-producing ship operating days in the period.

We use net cruise revenues per ALBD ("net revenue yields") and net cruise costs per ALBD as significant non-GAAP financial measures of our cruise segment financial performance. These measures enable us to separate the impact of predictable capacity changes from the more unpredictable rate changes that affect our business. We believe these non-GAAP measures provide a better gauge to measure our revenue and cost performance instead of the standard U.S. GAAP-based financial measures. There are no specific rules for determining our non-GAAP financial measures and, accordingly, it is possible that they may not be exactly comparable to the like-kind information presented by other cruise companies, which is a potential risk associated with using these measures to compare us to other cruise companies.

Net revenue yields are commonly used in the cruise industry to measure a company's cruise segment revenue performance and for revenue management purposes. We use "net cruise revenues" rather than "gross cruise revenues" to calculate net revenue yields. We believe that net cruise revenues is a more meaningful measure in determining revenue yield than gross cruise revenues because it reflects the cruise revenues earned net of our most significant variable costs, which are travel agent commissions, cost of air transportation and certain other variable direct costs associated with onboard and other revenues. Substantially all of our remaining cruise costs are largely fixed, except for the impact of changing prices, once our ship capacity levels have been determined.

Net cruise costs per ALBD is the most significant measure we use to monitor our ability to control our cruise segment costs rather than gross cruise costs per ALBD. We exclude the same variable costs that are included in the calculation of net cruise revenues to calculate net cruise costs to avoid duplicating these variable costs in these two non-GAAP financial measures.

In addition, because a significant portion of our operations utilize the euro or sterling to measure their results and financial condition, the translation of those operations to our U.S. dollar reporting currency results in decreases in reported U.S. dollar revenues and expenses if the U.S. dollar strengthens against these foreign currencies, and increases in reported U.S. dollar revenues and expenses if the U.S. dollar weakens against these foreign currencies. Accordingly, we also monitor and report our two non-GAAP financial measures assuming the 2009 and 2008 periods' currency exchange rates have remained constant with the 2008 and 2007 periods' rates, respectively, or on a "constant dollar basis," in order to remove the impact of changes in exchange rates on our non-U.S. dollar cruise operations. We believe that this is a useful measure since it facilitates a comparative view of the growth of our business in a fluctuating currency exchange rate environment.

Gross and net revenue yields were computed by dividing the gross or net revenues, without rounding, by ALBDs as follows:

| | **Years Ended November 30,** | | | | |
|---|---|---|---|---|---|
| | **2009** | **2009 Constant Dollar** | **2008** | **2008 Constant Dollar** | **2007** |
| | (in millions, except ALBDs and yields) | | | | |
| Cruise revenues | | | | | |
| Passenger tickets | $ 9,985 | $ 10,507 | $ 11,210 | $ 11,064 | $ 9,792 |
| Onboard and other | 2,885 | 2,979 | 3,044 | 3,016 | 2,846 |
| Gross cruise revenues | 12,870 | 13,486 | 14,254 | 14,080 | 12,638 |
| Less cruise costs | | | | | |
| Commissions, transportation and other | (1,917) | (2,050) | (2,232) | (2,201) | (1,941) |
| Onboard and other | (461) | (481) | (501) | (498) | (495) |
| Net cruise revenues | $ 10,492 | $ 10,955 | $ 11,521 | $ 11,381 | $ 10,202 |
| ALBDs | 62,105,916 | 62,105,916 | 58,942,864 | 58,942,864 | 54,132,927 |
| Gross revenue yields | $ 207.22 | $ 217.14 | $ 241.83 | $ 238.88 | $ 233.47 |
| Net revenue yields | $ 168.94 | $ 176.38 | $ 195.46 | $ 193.08 | $ 188.48 |

Gross and net cruise costs per ALBD were computed by dividing the gross or net cruise costs, without rounding, by ALBDs as follows:

| | Years Ended November 30, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2009 Constant Dollar | 2008 | 2008 Constant Dollar | 2007 |
| | (in millions, except ALBDs and costs per ALBD) | | | | |
| Cruise operating expenses | $ 7,868 | $ 8,200 | $ 8,746 | $ 8,667 | $ 7,332 |
| Cruise selling and administrative expenses | 1,558 | 1,625 | 1,594 | 1,576 | 1,547 |
| Gross cruise costs | 9,426 | 9,825 | 10,340 | 10,243 | 8,879 |
| Less cruise costs included in net cruise revenues | | | | | |
| Commissions, transportation and other | (1,917) | (2,050) | (2,232) | (2,201) | (1,941) |
| Onboard and other | (461) | (481) | (501) | (498) | (495) |
| Net cruise costs | $ 7,048 | $ 7,294 | $ 7,607 | $ 7,544 | $ 6,443 |
| ALBDs | 62,105,916 | 62,105,916 | 58,942,864 | 58,942,864 | 54,132,927 |
| Gross cruise costs per ALBD | $ 151.76 | $ 158.20 | $ 175.43 | $ 173.78 | $ 164.02 |
| Net cruise costs per ALBD | $ 113.48 | $ 117.45 | $ 129.06 | $ 127.98 | $ 119.03 |

Net cruise revenues decreased $1.0 billion, or 8.9%, to $10.5 billion in 2009 from $11.5 billion in 2008. This was caused by a $1.6 billion, or 13.6%, decrease in net revenue yields in 2009 compared to 2008 (gross revenue yields decreased by 14.3%). This decrease was partially offset by a 5.4% increase in ALBDs between 2009 and 2008 that accounted for $618 million. The net revenue yield decrease in 2009 was primarily due to the adverse impact of the economic downturn on our cruise ticket pricing and onboard and other revenues, as well as the impact of a stronger U.S. dollar against the euro and sterling compared to 2008. In addition, the CDC's recommendation against non-essential travel to Mexico as a result of the flu virus also adversely impacted our net revenue yields as previously discussed. Net revenue yields as measured on a constant dollar basis decreased 9.8% in 2009 compared to 2008, which was comprised of a 10.6% decrease in passenger ticket yields and a 6.8% decrease in onboard and other revenue yields. Gross cruise revenues decreased $1.4 billion, or 9.7%, to $12.9 billion in 2009 from $14.3 billion in 2008 for largely the same reasons as discussed above for net cruise revenues.

Net cruise costs decreased $559 million, or 7.3%, to $7.0 billion in 2009 from $7.6 billion in 2008. This was caused by a $967 million decrease in net cruise costs per ALBD, which decreased 12.1% in 2009 compared to 2008 (gross cruise costs per ALBD decreased 13.5%). This decrease was partially offset by the 5.4% increase in ALBDs between 2009 and 2008 that accounted for $408 million. The 12.1% decrease in net cruise costs per ALBD was primarily the result of a 34.9% decrease in fuel price to $363 per metric ton in 2009, which resulted in a decrease in fuel prices of $621 million, the stronger U.S. dollar against the euro and sterling and $92 million of fuel consumption savings compared to 2008. Net cruise costs per ALBD as measured on a constant dollar basis decreased 9.0% in 2009 compared to 2008. On a constant dollar basis, net cruise costs per ALBD excluding fuel were flat compared to 2008 primarily due to the impact of cost containment initiatives. Gross cruise costs decreased $914 million, or 8.8%, in 2009 to $9.4 billion from $10.3 billion in 2008 for largely the same reasons as discussed above for net cruise costs, as well as the reduction in travel agent commissions as a result of lower cruise ticket prices.

## Fiscal 2008 ("2008") Compared to Fiscal 2007 ("2007")

### Revenues

Our total revenues increased $1.6 billion, or 12.4%, to $14.6 billion in 2008 from $13.0 billion in 2007. Of this increase, $1.1 billion was capacity driven by our 8.9% increase in ALBDs and the remaining increase of $490 million was primarily due to increases in cruise ticket pricing, including the implementation of our fuel supplements, and the impact of the weaker U.S. dollar against the euro compared to 2007. Our capacity increased 3.6% for our North American cruise brands and 20.6% for our European and other cruise brands in 2008 compared to 2007, as we continue to implement our strategy of expanding in the European and other emerging cruise marketplaces.

Onboard and other revenues included concession revenues of $924 million in 2008 and $830 million in 2007. Onboard and other revenues increased in 2008 compared to 2007, because of the 8.9% increase in ALBDs.

### Costs and Expenses

Operating costs increased $1.4 billion, or 18.5%, to $9.0 billion in 2008 from $7.6 billion in 2007. Of this increase, $651 million was capacity driven by our 8.9% increase in ALBDs and the balance of the increase of $760 million was primarily due to increased fuel prices, increased travel agent commissions on higher ticket revenues and the weaker U.S. dollar against the euro compared to 2007.

Selling and administrative expenses increased $50 million, or 3.2%, to $1.6 billion. Of this increase, $137 million was driven by our 8.9% increase in ALBDs, partially offset by a $26 million gain from our hurricane insurance settlement for damages to our Cozumel, Mexico port facility and by savings achieved through economies of scale and tight cost controls.

Depreciation and amortization expense increased $148 million, or 13.4%, to $1.2 billion in 2008 from $1.1 billion in 2007, largely due to the 8.9% increase in ALBDs through the addition of new ships, the weaker U.S. dollar compared to the euro and additional ship improvement expenditures.

Our total costs and expenses as a percentage of total revenues rose to 81.4% in 2008 from 79.1% in 2007.

### Operating Income

Our operating income increased $4 million primarily because of the reasons discussed above.

### Nonoperating (Expense) Income

Net interest expense, excluding capitalized interest, increased $86 million to $430 million in 2008 from $344 million in 2007. On a constant dollar basis, this increase was substantially all due to a $44 million increase in interest expense from a higher level of average borrowings, a $26 million decrease in interest income due to a lower average level of invested cash, and a $5 million decrease from lower average interest rates on invested balances compared to 2007. In addition, net interest expense increased by $11 million as a result of the weaker U.S. dollar against the euro and sterling compared to 2007. Capitalized interest increased $8 million during 2008 compared to 2007 primarily due to higher average levels of investment in ship construction projects.

### Income Taxes

Income tax expense increased $31 million to $47 million in 2008 from $16 million in 2007 primarily because 2008 included a Mexican deferred income tax expense related to our hurricane insurance settlement and 2007 included the reversal of previously recorded deferred tax valuation allowances and uncertain income tax position liabilities, which were no longer required.

### Key Performance Non-GAAP Financial Indicators

Net cruise revenues increased $1.3 billion, or 12.9%, to $11.5 billion in 2008 from $10.2 billion in 2007. The 8.9% increase in ALBDs between 2008 and 2007 accounted for $907 million of the increase, and the remaining $412 million was from increased net revenue yields, which increased 3.7% in 2008 compared to 2007 (gross revenue yields increased by 3.6%). Net revenue yields increased in 2008 primarily due to higher North American ticket prices and the weaker U.S. dollar relative to the euro, partially offset by lower ticket pricing in Europe. Net revenue yields as measured on a constant dollar basis increased 2.4% in 2008 compared to 2007, which was comprised of a 3.7% increase in passenger ticket yields, partially offset by a 1.6% decrease in onboard and other revenue yields. The decrease in onboard and other revenue yields was the result of the significant increase in our European brands' capacity, as they typically have lower onboard and other revenue yields, and lower onboard spending by our guests. Gross cruise revenues increased $1.6 billion, or 12.8%, to $14.3 billion in 2008 from $12.6 billion in 2007 for largely the same reasons as discussed above for net cruise revenues.

Net cruise costs increased $1.2 billion, or 18.1%, to $7.6 billion in 2008 from $6.4 billion in 2007. The 8.9% increase in ALBDs between 2008 and 2007 accounted for $573 million of the increase. The balance of $591 million was from increased net cruise costs per ALBD, which increased 8.4% in 2008 compared to 2007 (gross cruise costs per ALBD increased 7.0%). This 8.4% increase was driven by a 54.6% per metric ton increase in fuel price to $558 per metric ton in 2008, which resulted in an increase in fuel expense of $626 million compared to 2007. This increase was partially offset by a $31 million gain from Cunard's sale of the *Queen Elizabeth 2* ("*QE2*"), a $26 million gain from a hurricane insurance settlement for damages to our Cozumel, Mexico port facility in 2005 and lower selling and administrative expenses achieved primarily through economies of scale and tight cost controls. Net cruise costs per ALBD as measured on a constant dollar basis increased 7.5% in 2008 compared to 2007. On a constant dollar basis, net cruise costs per ALBD excluding fuel were flat. Gross cruise costs increased $1.5 billion, or 16.5%, in 2008 to $10.3 billion from $8.9 billion in 2007 for largely the same reasons as discussed above for net cruise costs.

## Liquidity and Capital Resources

Maintenance of a strong balance sheet, which enhances our financial flexibility, has always been and continues to be the primary objective of our capital structure policy. We believe preserving cash and liquidity is a prudent step to take during uncertain times to achieve this objective. Accordingly in October 2008 at the height of the financial crisis, the Boards of Directors voted to suspend our quarterly dividend beginning March 2009. However, at the January 2010 Boards of Directors meetings it was decided to reinstate our March 2010 quarterly dividend at $0.10 per share.

Our overall strategy is to maintain an acceptable level of liquidity with our available cash and cash equivalents and committed financings for immediate and future liquidity needs, and a reasonable debt maturity profile that is spread out over a number of years. During 2009, we put into place $6.4 billion of committed financings at attractive interest rates, which considerably improved our liquidity to the levels discussed below.

Our cash from operations and committed financings along with our available cash and cash equivalent balances are forecasted to be sufficient to fund our expected 2010 cash requirements and result in an acceptable level of liquidity throughout 2010. Although we do not believe we will be required to obtain additional new financings during 2010, we may choose to do so if favorable opportunities arise.

### Sources and Uses of Cash

Our business provided $3.3 billion of net cash from operations during fiscal 2009, a decrease of $49 million, or 1.4%, compared to fiscal 2008. This decrease was caused by less net cash being generated from operations primarily as a result of lower cruise ticket prices and onboard revenues, partially offset by net cash generated from changes in our working capital position compared to fiscal 2008.

At November 30, 2009 and 2008, we had working capital deficits of $3.4 billion and $4.1 billion, respectively. Our November 30, 2009 deficit included $2.6 billion of customer deposits, which represent the passenger revenues we collect in advance of sailing dates and, accordingly, are substantially more like deferred revenue transactions rather than actual current cash liabilities. We use our long-term ship assets to realize a portion of this deferred revenue in addition to consuming current assets. In addition, our November 30, 2009 working capital deficit included $950 million of current debt obligations, which included $264 million outstanding under our principal revolver. This revolver is available to provide long-term rollover financing of our current debt. After excluding customer deposits and current debt obligations from our November 30, 2009 working capital deficit balance, our non-GAAP adjusted working capital was $76 million. As explained above, our business model allows us to operate with a significant working capital deficit and, accordingly, we believe we will continue to have a working capital deficit for the foreseeable future.

During fiscal 2009, our net expenditures for capital projects were $3.4 billion, of which $2.8 billion was spent on our ongoing new shipbuilding program, including $2.1 billion for the final delivery payments for *AIDAluna, Carnival Dream, Costa Luminosa, Costa Pacifica* and *Seabourn Odyssey*. In addition to our new shipbuilding program, we had capital expenditures of $418 million for ship improvements and replacements and $194 million for cruise port facilities, information technology and other assets.

During fiscal 2009, we repaid $1.7 billion and borrowed $1.2 billion under our principal revolver in connection with our needs for cash at various times throughout the year. In addition during fiscal 2009, we borrowed $2.3 billion of new other long-term debt, equally split between our export credit financing facilities and bank loans, and we repaid $1.3 billion of other long-term debt primarily for scheduled payments under our bank loans and export credit facilities, and for repurchases of our 1.75% Notes. We also repaid a net $288 million during fiscal 2009 under our short-term borrowing facilities. Finally, we paid cash dividends of $314 million in fiscal 2009.

### Future Commitments and Funding Sources

At November 30, 2009, our contractual cash obligations were as follows (in millions):

| | | Payments Due by Fiscal Year | | | | | |
|---|---|---|---|---|---|---|---|
| **Contractual Cash Obligations** | **Total** | **2010** | **2011** | **2012** | **2013** | **2014** | **Thereafter** |
| **Recorded Contractual Obligations** | | | | | | | |
| Short-term borrowings (a) | $ 135 | $ 135 | | | | | |
| Revolver (a) | 264 | 126 | | $ 138 | | | |
| Convertible notes (a) | 604 | | $ 595 | | $ 9 | | |
| Other long-term debt (a) | 9,044 | 689 | 588 | 1,379 | 1,681 | $ 894 | $3,813 |
| Other long-term liabilities reflected on the balance sheet (b) | 649 | 59 | 123 | 111 | 90 | 59 | 207 |
| **Unrecorded Contractual Obligations** | | | | | | | |
| Shipbuilding (c) | 7,446 | 3,416 | 2,228 | 1,802 | | | |
| Operating leases (c) | 301 | 49 | 43 | 37 | 33 | 24 | 115 |
| Port facilities and other (c) | 962 | 146 | 112 | 87 | 77 | 50 | 490 |
| Purchase obligations (d) | 927 | 747 | 95 | 33 | 15 | 10 | 27 |
| Fixed rate interest payments (e) | 2,363 | 368 | 342 | 318 | 264 | 196 | 875 |
| Floating rate interest payments (e) | 304 | 28 | 42 | 55 | 48 | 44 | 87 |
| Total contractual cash obligations (f) | $22,999 | $5,763 | $4,168 | $3,960 | $2,217 | $1,277 | $5,614 |

(a) Our 2010 cash obligations include $126 million of debt outstanding under our long-term principal revolver, and as such these obligations can be rolled-over on a long-term basis under this revolver, if we so desire. Included in 2011 is $595 million of our convertible notes, since the noteholders have put options in April 2011. If these notes are put to us, at our election we can settle these obligations through the issuance of common stock, cash, or a combination thereof. Our debt, excluding short-term borrowings, has a weighted-average maturity of five years. See Note 5 in the accompanying consolidated financial statements for additional information regarding these contractual cash obligations.

(b) Represents cash outflows for certain of our long-term liabilities that could be reasonably estimated. The primary outflows are for estimates of our employee benefit plan obligations, crew and guest claims, uncertain income tax position liabilities, certain deferred income taxes, derivative contracts payable and other long-term liabilities. Deferred income and certain deferred income taxes have been excluded from the table because they do not require a cash settlement in the future.

(c) Our shipbuilding contractual obligations are legal commitments and, accordingly, cannot be cancelled without cause by us or the shipyards, and such cancellation will subject the defaulting party to significant contractual liquidating damage payments. See Note 6 in the accompanying consolidated financial statements for additional information regarding these contractual cash obligations.

(d) Represents legally-binding commitments to purchase inventory and other goods and services made in the normal course of business to meet operational requirements. Many of our contracts contain clauses that allow us to terminate the contract with notice, either with or without a termination penalty. Termination penalties are generally an amount less than the original obligation. Historically, we have not had any significant defaults of our contractual obligations or incurred significant penalties for termination of our contractual obligations.

(e) Fixed rate interest payments represent cash outflows for fixed interest payments, excluding interest swapped from a fixed rate to a floating rate. Floating rate interest payments represent forecasted cash outflows for interest payments on floating rate debt, including interest swapped from a fixed rate to a floating rate, using the November 30, 2009 forward interest rates for the remaining terms of the loans.

(f) Amounts payable in foreign currencies, which are usually euro and sterling, are based on the November 30, 2009 exchange rates.

In June 2006, the Boards of Directors authorized the repurchase of up to an aggregate of $1 billion of Carnival Corporation common stock and Carnival plc ordinary shares subject to certain restrictions. On September 19, 2007, the Boards of Directors increased the remaining $578 million general repurchase authorization back to $1 billion. During fiscal 2009, there were no repurchases under the general repurchase authorization and at January 28, 2010, the remaining availability pursuant to our general repurchase authorization was $787 million. It is not our present intention to repurchase shares under the general repurchase authorization, however, it is possible we will make repurchases under our "Stock Swap" programs as discussed below. The general repurchase authorization does not have an expiration date and may be discontinued by our Boards of Directors at any time. However, all the Carnival plc share repurchase authorizations require annual shareholder approval.

In addition to the general repurchase authorization, the Boards of Directors have authorized the repurchase of up to 19.2 million Carnival plc ordinary shares and up to 25 million shares of Carnival Corporation common stock under the "Stock Swap" programs. We use these "Stock Swap" programs in situations where we can obtain an economic benefit because either Carnival Corporation common stock or Carnival plc ordinary shares are trading at a price that is at a premium or discount to the price of Carnival plc ordinary shares or Carnival Corporation common stock, as the case may be. Accordingly, if we sell either shares of Carnival Corporation common stock or Carnival plc ordinary shares, we use the net proceeds to repurchase Carnival plc ordinary shares or Carnival Corporation common stock, as the case may be, on at least an equivalent basis, with the remaining net proceeds, if any, used for general corporate purposes. Finally, under the "Stock Swap" programs, the sales of the Carnival Corporation common stock and Carnival plc ordinary shares have been registered under the Securities Act of 1933 and such shares of common stock and ordinary shares have been and will be sold at market prices.

At November 30, 2009, as adjusted for the voluntary cancellation of our $579 million export credit facility for P&O Cruises' *Azura* after year end, we had liquidity of $6.3 billion. Our liquidity consisted of $214 million of cash and cash equivalents, excluding cash on hand of $324 million used for current operations, $2.4 billion available for borrowing under our principal revolver and back-up revolving credit facilities and $3.6 billion under committed financings. Of this $3.6 billion of committed facilities, $1.3 billion, $1.3 billion and $1.0 billion is expected to be funded in 2010, 2011 and 2012, respectively. Substantially all of our revolving credit facilities mature in 2012. We rely on, and have banking relationships with, numerous banks that have credit ratings of A or above, which we believe will assist us in attempting to access multiple sources of funding in the event that some lenders are unwilling or unable to lend to us. However, we believe that our revolving credit facilities and committed financings will be honored as required pursuant to their contractual terms.

Substantially all of our debt agreements contain financial covenants as described in Note 5 in the accompanying consolidated financial statements. Generally, if an event of default under any debt agreement occurs, then pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contract payables could become due, and all debt and derivative contracts could be terminated.

At November 30, 2009, we believe we were in compliance with all of our debt covenants. In addition, based on our forecasted operating results, financial condition and cash flows for fiscal 2010, we expect to be in compliance with our debt covenants during fiscal 2010. However, our forecasted cash flow from operations and access to the capital markets can be adversely impacted by numerous factors outside our control including, but not limited to, those noted under "Cautionary Note Concerning Factors That May Affect Future Results."

We continue to generate substantial cash from operations and have investment grade credit ratings of A3 from Moody's Investors Service and BBB+ from Standard & Poor's Rating Services ("S&P"), which provide us with flexibility in most financial credit market environments to obtain debt, as necessary. In March 2009, our A- credit rating from S&P was downgraded to BBB+ and assigned a negative outlook, which reflected S&P's concerns that the weakened state of the economy and the pullback in consumer spending would pressure our ability to sustain our BBB+ credit rating. However in late January 2010, S&P changed our outlook from negative to stable. This change reflects S&P's expectation that the improving trend in our advance bookings will continue, as well as S&P's expectations of improving pricing trends, consumer spending patterns and gross domestic product growth in the U.S. and Europe.

Based primarily on our historical results, current financial condition and forecasts, we believe that our existing liquidity (assuming we can refinance our principal revolver before its 2012 maturity) and cash flow from future operations will be sufficient to fund all of our expected capital projects (including shipbuilding commitments), debt service requirements, convertible debt redemptions, working capital and other firm commitments over the next several years.

**Off-Balance Sheet Arrangements**

We are not a party to any off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, certain derivative instruments and variable interest entities that either have, or are reasonably likely to have, a current or future material effect on our financial statements.

**Quantitative and Qualitative Disclosures About Market Risk**

For a discussion of our hedging strategies and market risks see the discussion below and "Note 10 - Fair Value Measurements, Derivative Instruments and Hedging Activities," in the accompanying consolidated financial statements.

**Foreign Currency Exchange Rate Risks**

**Operational and Investment Currency Risk**

We have $526 million of foreign currency swaps and forwards that are designated as hedges of our net investments in foreign operations, which have a euro-denominated functional currency, thus partially offsetting this foreign currency exchange rate risk. Based upon a 10% hypothetical change in the U.S. dollar compared to the euro as of November 30, 2009, assuming no changes in comparative interest rates, we estimate that these foreign currency swaps and forwards' fair values would change by $53 million, which would be offset by a corresponding change of $53 million in the U.S. dollar value of our net investments. In addition, based upon a 10% hypothetical change in the U.S. dollar compared to the euro, sterling and Australian dollar, which are the functional currencies that we translate into our U.S. dollar reporting currency, assuming no changes in comparable interest rates, we estimate that our 2010 full year December 18, 2009 guidance would change by approximately $165 million.

**Newbuild Currency Risk**

During 2009, we entered into foreign currency forwards for two-thirds of the final euro-denominated shipyard payments expected to be settled in 2010 for *Azura* to hedge it into sterling at a forward rate of £0.88. Based upon a 10% hypothetical change in the sterling compared to the euro as of November 30, 2009, assuming no changes in comparative interest rates, the estimated fair value of these foreign currency forwards would change by $41 million, which would be offset by a corresponding change of $41 million in the sterling value of the related foreign currency ship construction contract and result in no net impact to us.

In 2008, we entered into a call option and a put option that were designed as a zero cost collar, and are collectively designated as a cash flow hedge of *Nieuw Amsterdam's* final shipyard payment, which is expected to be settled in 2010. Under this zero cost collar the minimum exchange rate we would be required to pay is $1.28 to the euro and the maximum exchange rate we would be required to pay is $1.45 to the euro. If the spot rate is in between these two amounts on the date of delivery, then we would not owe or receive any payments under this zero cost collar. Based upon a 10% hypothetical change in the U.S. dollar compared to the euro as of November 30, 2009, assuming no changes in comparative interest rates, the estimated fair value of this foreign currency zero cost collar would change by approximately $35 million, which would be offset by a corresponding change of approximately $35 million in the U.S. dollar value of the related foreign currency ship construction contract and result in no net impact to us.

At November 30, 2009, we have three euro-denominated shipbuilding commitments scheduled for delivery between May 2010 and May 2011, with remaining total payments of $1.3 billion assigned to two of our U.S. dollar functional currency brands for which we have not entered into any foreign currency contracts. Therefore, the U.S. dollar cost of these ships will increase or decrease based upon changes in the exchange rate until the payments are made under the shipbuilding contracts or we enter into foreign currency hedges. A portion of our net investment in euro-denominated cruise operations effectively acts as an economic hedge against a portion of these euro commitments. Accordingly, a portion of any increase or decrease in our ship costs resulting from changes in the exchange rates will be offset by a corresponding change in the net assets of our euro-denominated cruise operations. Based upon a 10% hypothetical change in the U.S. dollar compared to the euro as of November 30, 2009, assuming no changes in comparative interest rates, the unpaid cost of these ships would have a corresponding change of $131 million.

At November 30, 2009, we also have $660 million remaining on a euro-denominated shipbuilding commitment for Cunard's *Queen Elizabeth*, which is scheduled for delivery in September 2010. We have not entered into any foreign currency contracts for this ship. Therefore, the sterling cost of this ship will increase or decrease based upon changes in the exchange rate until the payments are made under the shipbuilding contract or we enter into a foreign currency hedge. Based upon a 10% hypothetical change in the sterling to euro foreign currency exchange rate as of November 30, 2009, assuming no changes in comparative interest rates and assuming the U.S. dollar exchange rate to the sterling remains constant, the unpaid cost of this ship would have a corresponding change of $66 million.

### Interest Rate Risks

We have interest rate swaps at November 30, 2009, which effectively changed $625 million of fixed rate debt to U.S. dollar LIBOR and GBP LIBOR-based floating rate debt. Based upon a hypothetical 10% change in the November 30, 2009 market interest rates, assuming no change in currency exchange rates, the fair value of all our debt and interest rate swaps would change by approximately $200 million. In addition, based upon a hypothetical 10% change in the November 30, 2009 interest rates, our annual interest expense on floating rate debt, including the effect of our interest rate swaps, would change by an insignificant amount.

Finally, based upon a hypothetical 10% change in Carnival Corporation's November 30, 2009 common stock price, the fair value of our convertible notes would have an insignificant change.

These hypothetical amounts are determined by considering the impact of the hypothetical interest rates and common stock on our existing debt and interest rate swaps. This analysis does not consider the effects of the changes in the level of overall economic activity that could exist in such environments or any relationships which may exist between interest rate and stock price movements. Furthermore, substantially all of our fixed rate debt can only be called or prepaid by incurring significant break fees, therefore it is unlikely we will be able to take any significant steps in the short-term to mitigate our exposure in the event of a significant decrease in market interest rates.

### Fuel Price Risks

We do not use financial instruments to hedge our exposure to fuel price market risk. We estimate that our fiscal 2010 fuel expense would change by approximately $3.4 million for each $1 per metric ton corresponding change in our average fuel price.

## SELECTED FINANCIAL DATA

The selected consolidated financial data presented below for fiscal 2005 through 2009 and as of the end of each such year, except for the other operating data, are derived from our audited consolidated financial statements and should be read in conjunction with those consolidated financial statements and the related notes.

| | Years Ended November 30, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| | (in millions, except per share data) | | | | |
| **Statement of Operations and Cash Flow Data** | | | | | |
| Revenues | $13,157 | $14,646 | $13,033 | $11,839 | $11,094 |
| Operating income | $ 2,154 | $ 2,729 | $ 2,725 | $ 2,613 | $ 2,639 |
| Net income | $ 1,790 | $ 2,330 | $ 2,408 | $ 2,279(a) | $ 2,253 |
| Earnings per share | | | | | |
| Basic | $ 2.27 | $ 2.96 | $ 3.04 | $ 2.85 | $ 2.80 |
| Diluted | $ 2.24 | $ 2.90 | $ 2.95 | $ 2.77 | $ 2.70 |
| Dividends declared per share | | $ 1.60 | $ 1.375 | $ 1.025 | $ 0.80 |
| Cash provided by operating activities | $ 3,342 | $ 3,391 | $ 4,069 | $ 3,633 | $ 3,410 |
| Cash used in investing activities | $ 3,384 | $ 3,255 | $ 3,746 | $ 2,443 | $ 1,970 |
| Capital expenditures | $ 3,380 | $ 3,353 | $ 3,312 | $ 2,480 | $ 1,977 |
| Cash used in financing activities | $ 93 | $ 315 | $ 604 | $ 1,212 | $ 892 |
| Dividends paid | $ 314 | $ 1,261 | $ 990 | $ 803 | $ 566 |

| | As of November 30, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| | (in millions, except percentages) | | | | |
| **Balance Sheet and Other Data** | | | | | |
| Total assets | $36,835 | $33,400 | $34,181 | $30,552 | $28,349 |
| Total debt | $10,047 | $ 9,343 | $ 8,852 | $ 7,847 | $ 7,352 |
| Total shareholders' equity | $22,035 | $19,098 | $19,963 | $18,210 | $16,883 |
| Total debt to capital (b) | 31.3% | 32.9% | 30.7% | 30.1% | 30.3% |

| | Years Ended November 30, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| **Other Operating Data** | | | | | |
| ALBDs (in thousands) | 62,106 | 58,943 | 54,133 | 49,945 | 47,755 |
| Passengers carried (in thousands) | 8,519 | 8,183 | 7,672 | 7,008 | 6,848 |
| Occupancy percentage | 105.5% | 105.7% | 105.6% | 106.0% | 105.6% |
| Fuel consumption (metric tons in thousands) | 3,184 | 3,179 | 3,033 | 2,783 | 2,728 |
| Fuel cost per metric ton | $ 363 | $ 558 | $ 361 | $ 334 | $ 259 |
| Currencies | | | | | |
| U.S. dollar to €1 | $ 1.39 | $ 1.49 | $ 1.36 | $ 1.25 | $ 1.25 |
| U.S. dollar to £1 | $ 1.56 | $ 1.90 | $ 2.00 | $ 1.83 | $ 1.83 |

(a) The 2006 net income was reduced by $57 million of share-based compensation expense related to the expensing of stock options and RSUs as a result of our adoption of a new accounting standard in 2006.

(b) Percentage of total debt to the sum of total debt and shareholders' equity.

## MARKET PRICE FOR COMMON STOCK AND ORDINARY SHARES

Carnival Corporation's common stock, together with paired trust shares of beneficial interest in the P&O Princess Special Voting Trust (which holds a Special Voting Share of Carnival plc) is traded on the NYSE under the symbol "CCL." Carnival plc's ordinary shares trade on the London Stock Exchange under the symbol "CCL." Carnival plc's American Depository Shares ("ADSs"), each one of which represents one Carnival plc ordinary share, are traded on the NYSE under the symbol "CUK." The depository for the ADSs is JPMorgan Chase Bank. The daily high and low stock sales price for the periods indicated on their primary exchange was as follows:

| | Carnival Corporation | | Carnival plc | | | |
|---|---|---|---|---|---|---|
| | | | Price per Ordinary Share (GBP) | | Price per ADS (USD) | |
| | High | Low | High | Low | High | Low |
| **Fiscal 2009** | | | | | | |
| Fourth Quarter | $34.94 | $28.26 | £22.18 | £18.07 | $36.09 | $29.36 |
| Third Quarter | $31.64 | $22.18 | £19.72 | £14.31 | $32.02 | $23.46 |
| Second Quarter | $29.76 | $16.80 | £20.22 | £12.58 | $29.72 | $17.61 |
| First Quarter | $25.76 | $17.60 | £16.74 | £12.24 | $24.71 | $17.37 |
| **Fiscal 2008** | | | | | | |
| Fourth Quarter | $42.24 | $14.86 | £21.53 | £10.55 | $38.90 | $15.25 |
| Third Quarter | $41.47 | $29.22 | £20.20 | £14.06 | $39.60 | $28.36 |
| Second Quarter | $43.54 | $36.10 | £21.63 | £17.66 | $43.00 | $35.77 |
| First Quarter | $46.20 | $37.64 | £22.76 | £17.39 | $45.21 | $37.19 |

As of January 21, 2010, there were 3,670 holders of record of Carnival Corporation common stock and 40,026 holders of record of Carnival plc ordinary shares and 99 holders of record of Carnival plc ADSs. The past performance of our stock prices cannot be relied on as a guide to their future performance.

All dividends for both Carnival Corporation and Carnival plc are declared in U.S. dollars. If declared, holders of Carnival Corporation common stock and Carnival plc ADSs receive a dividend payable in U.S. dollars. The dividends payable for Carnival plc ordinary shares are payable in sterling, unless the shareholders elect to receive the dividends in U.S. dollars. Dividends payable in sterling will be converted from U.S. dollars into sterling at the U.S. dollar to sterling exchange rate quoted by the Bank of England in London at 12:00 p.m. on the next combined U.S. and UK business day that follows the quarter end. In October 2008 at the height of the financial crisis, the Boards of Directors voted to suspend our quarterly dividend beginning March 2009. However, at the January 2010 Boards of Directors meetings it was decided to reinstate our March 2010 quarterly dividend at $0.10 per share.

The payment and amount of any future dividend is within the discretion of the Boards of Directors. Our dividends were and will be based on a number of factors, including our earnings, liquidity position, financial condition, tone of business, capital requirements, credit ratings and the availability and cost of obtaining new debt. We cannot be certain that Carnival Corporation and Carnival plc will continue their dividend in the future, and if so, the amount and timing of such future dividends are not determinable and may be different than prior declarations.

## STOCK PERFORMANCE GRAPHS

### Carnival Corporation

The following graph compares the Price Performance of $100 if invested in Carnival Corporation common stock with the Price Performance of $100 if invested in each of the S&P 500 Index, the Dow Jones U.S. Travel and Leisure Index (the "Dow Jones Index") and the FTSE 100 Index. The Price Performance, as used in the Performance Graph, is calculated by assuming $100 is invested at the beginning of the period in Carnival Corporation common stock at a price equal to the market value. At the end of each fiscal year the total value of the investment is computed by taking the number of shares owned, assuming Carnival Corporation dividends are reinvested on an annual basis, multiplied by the market price of the shares at the end of each fiscal year.

**5-YEAR CUMULATIVE TOTAL RETURNS**


$150.00
$125.00
$100.00
$75.00
$50.00
$25.00
2004
2005
2006
2007
2008
2009
Carnival Corporation Common Stock
S&P 500 Index
Dow Jones Index
FTSE 100 Index

**Assumes $100 Invested on December 1, 2004**
**Assumes Dividends Reinvested**
**Years Ended November 30,**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|---|
| Carnival Corporation Common Stock | $100 | $104 | $ 96 | $ 91 | $45 | $ 68 |
| Dow Jones Index | $100 | $107 | $129 | $138 | $76 | $106 |
| S&P 500 Index | $100 | $108 | $124 | $133 | $83 | $103 |
| FTSE 100 Index | $100 | $115 | $129 | $137 | $91 | $110 |

### Carnival plc

The following graph compares the Price Performance of $100 invested in Carnival plc ADSs, each representing one ordinary share of Carnival plc, with the Price Performance of $100 invested in each of the indexes noted below. The Price Performance is calculated in a similar manner as noted above.



5-YEAR CUMULATIVE TOTAL RETURNS
$150.00
$125.00
$100.00
$75.00
$50.00
$25.00
2004
2005
2006
2007
2008
2009
Carnival plc ADS
Dow Jones Index
S&P 500 Index
FTSE 100 Index


| | Assumes $100 Invested on December 1, 2004<br>Assumes Dividends Reinvested<br>Years Ended November 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 |
| Carnival plc ADS | $100 | $101 | $ 91 | $ 83 | $42 | $ 68 |
| Dow Jones Index | $100 | $107 | $129 | $138 | $76 | $106 |
| S&P 500 Composite | $100 | $108 | $124 | $133 | $83 | $103 |
| FTSE 100 Index | $100 | $115 | $129 | $137 | $91 | $110 |

## SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Our revenues from the sale of passenger tickets are seasonal. Historically, demand for cruises has been greatest during our third fiscal quarter, which includes the Northern Hemisphere summer months. This higher demand during the third quarter results in higher net revenue yields and, accordingly, the largest share of our net income is earned during this period. The seasonality of our results is increased due to ships being taken out of service for maintenance, which we schedule during non-peak demand periods. In addition, substantially all of Holland America Princess Alaska Tours' revenue and net income is generated from May through September in conjunction with the Alaska cruise season.

Quarterly financial results for fiscal 2009 were as follows:

| | Quarters Ended | | | |
|---|---|---|---|---|
| | February 28 | May 31 | August 31 | November 30 |
| | (in millions, except per share data) | | | |
| Revenues | $2,864 | $2,948 | $4,139 | $3,206 |
| Operating income | $ 311 | $ 353 | $1,196 | $ 294 |
| Net income | $ 260 (a) | $ 264 | $1,073 | $ 193 |
| Earnings per share | | | | |
| Basic | $ 0.33 | $ 0.34 | $ 1.36 | $ 0.25 |
| Diluted | $ 0.33 | $ 0.33 | $ 1.33 | $ 0.24 |

(a) Includes a $15 million gain from the unwinding of a lease out and lease back type transaction and a $17 million gain from changes in uncertain income tax position liabilities.

Quarterly financial results for fiscal 2008 were as follows:

| | Quarters Ended | | | |
|---|---|---|---|---|
| | February 29 | May 31 | August 31 | November 30 |
| | (in millions, except per share data) | | | |
| Revenues | $3,152 | $3,378 | $4,814 | $3,302 |
| Operating income | $ 312 | $ 482 | $1,485 | $ 450 (a) |
| Net income | $ 236 | $ 390 | $1,333 | $ 371 (a) |
| Earnings per share | | | | |
| Basic | $ 0.30 | $ 0.50 | $ 1.70 | $ 0.47 |
| Diluted | $ 0.30 | $ 0.49 | $ 1.65 | $ 0.47 |
| Dividends declared per share | $ 0.40 | $ 0.40 | $ 0.40 | $ 0.40 |

(a) Includes a $31 million gain on the sale of *QE2*.

# CORPORATE AND OTHER INFORMATION

## EXECUTIVE OFFICERS

CARNIVAL CORPORATION & PLC

**Micky Arison**
Chairman of the Board and
Chief Executive Officer

**Howard S. Frank**
Vice Chairman of the Board and
Chief Operating Officer

**David Bernstein**
Senior Vice President and
Chief Financial Officer

**Arnaldo Perez**
Senior Vice President,
General Counsel and Secretary

**Larry Freedman**
Chief Accounting Officer and
Vice President-Controller

CARNIVAL CRUISE LINES
**Gerald R. Cahill**
President and Chief Executive Officer

CARNIVAL UK
**David Dingle**
Chief Executive Officer

COSTA CROCIERE, S.p.A.
**Pier Luigi Foschi**
Chairman and Chief Executive Officer

HOLLAND AMERICA LINE INC.
**Stein Kruse**
President and Chief Executive Officer

PRINCESS CRUISES
**Alan B. Buckelew**
President and Chief Executive Officer

## OTHER SENIOR OFFICERS

**Richard D. Ames**
Senior Vice President Shared Services
Carnival Corporation & plc

**Bo-Erik Blomqvist**
Senior Vice President
Corporate Shipbuilding
Carnival Corporation & plc

**Wayne Byers**
Senior Vice President
Global Human Resources
Carnival Corporation & plc

**Pamela C. Conover**
President and Chief Executive Officer
The Yachts of Seabourn

**Rodney C. Dofort**
Senior Vice President
Casino Division
Carnival Corporation & plc

**Peter Fetten**
Senior Vice President
Corporate Ship Refit
Carnival Corporation & plc

**James Hunn**
Senior Vice President
Maritime Policy and Compliance
Carnival Corporation & plc

**Giora Israel**
Senior Vice President
Port and Destination Development
Carnival Corporation & plc

**Mario Martini**
President
Iberocruceros

**Gianni Onorato**
President
Costa Crociere, S.p.A.

**Ann Sherry**
President and Chief Executive Officer
P&O Cruises Australia

**Michael Thamm**
President
AIDA Cruises

## BOARD OF DIRECTORS

**Micky Arison** [3]
Chairman of the Board and
Chief Executive Officer
Carnival Corporation & plc

**Richard G. Capen, Jr.** [4]
Former United States
Ambassador to Spain
Corporate Director, Author and
Business Consultant

**Robert H. Dickinson**
Former President and
Chief Executive Officer
Carnival Cruise Lines

**Arnold W. Donald** [2,4]
Former President and
Chief Executive Officer
Juvenile Diabetes Research
Foundation International

**Pier Luigi Foschi**
Chairman and Chief Executive Officer
Costa Crociere, S.p.A.

**Howard S. Frank** [3]
Vice Chairman of the Board and
Chief Operating Officer
Carnival Corporation & plc

**Richard J. Glasier** [1,2]
Former President and
Chief Executive Officer
Argosy Gaming Company

**Modesto A. Maidique** [1]
President Emeritus and Professor of
Management, Florida International
University and Executive Director,
FIU Center for Leadership

**Sir John Parker** [4,5]
Chairman National Grid plc,
Chairman of Anglo American plc and
Vice Chairman of DP World (Dubai)

**Peter G. Ratcliffe**
Former Chief Executive Officer
P&O Princess Cruises International

**Stuart Subotnick** [1,5]
General Partner and
Executive Vice President
Metromedia Company

**Laura Weil** [1,2]
Chief Executive Officer
Urban Brands, Inc.

**Randall J. Weisenburger** [1]
Executive Vice President and
Chief Financial Officer
Omnicom Group Inc.

**Uzi Zucker** [1,3,5]
Private Investor

1 Audit Committee
2 Compensation Committee
3 Executive Committee
4 Health, Environmental, Safety & Security Committee
5 Nominating & Governance Committee

## DIRECTORS EMERITUS AND LIFE PRESIDENTS

**Ted Arison (1924-1999)**
Chairman Emeritus, Carnival Corporation

**Maks Birnbach (1920-2007)**
Director Emeritus, Carnival Corporation

**A. Kirk Lanterman**
Chairman Emeritus,
Holland America Line Inc.

**Meshulam Zonis (1933-2009)**
Director Emeritus, Carnival Corporation

**Horst Rahe**
Life President of AIDA Cruises

**The Lord Sterling of Plaistow GCVO, CBE**
Life President of P&O Cruises

## OTHER INFORMATION

**Corporate Headquarters**
Carnival Corporation
Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178-2428 U.S.A.
305-599-2600

**Registered Office**
Carnival plc
Carnival House
5 Gainsford Street
London, SE1 2NE UK
+44 20 7940 5381

**Independent Registered Certified Public Accounting Firm**
PricewaterhouseCoopers LLP
1441 Brickell Avenue, Suite 1100
Miami, Florida 33131-2330 U.S.A.

**Registrars, Stock Transfer Agents and Dividend Reinvestment Plan Administrators**
Carnival Corporation
Computershare Investor Services
P.O. Box 43078
Providence, Rhode Island 02940-3078
U.S.A.
800-568-3476

Carnival plc
Equiniti Limited
Aspect House, Spencer Road
Lancing, West Sussex BN99 6BE UK
0870 609 4532 (UK)
+44 121 415 7107 (Outside UK)

**Legal Counsel**
Paul, Weiss, Rifkind, Wharton &
Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064 U.S.A.

**Other Shareholder Information**
Copies of our joint Annual Report on Form 10-K, joint Quarterly Reports on Form 10-Q, joint Current Reports on Form 8-K, Carnival plc Annual Accounts and all amendments to those reports, press releases and other documents, as well as information on our cruise brands are available through our website at www.carnivalcorp.com or www.carnivalplc.com.



CARNIVAL
CORPORATION&PLC

Carnival Place 3665 N.W. 87th Avenue Miami Florida 33178-2428 U.S.A www.carnivalcorp.com
Carnival House 5 Gainsford Street London SE1 2NE UK www.carnivalplc.com